As filed with the Securities and Exchange Commission on          ,
1996.


                                        Registration No. 333-09123

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   AMENDMENT NO. 2     TO
                                   FORM S-l

                             Registration Statement
                                  Under
                           THE SECURITIES ACT OF 1933


                              CEL-SCI Corporation
               (Exact name of registrant as specified in charter)

             Colorado
283l
         (State or other                     (Primary Standard Classi-
         jurisdiction of                      fication Code Number)
         incorporation)

            66 Canal Center Plaza, Suite 510 Alexandria, Virginia
            223l4
      84-09l6344                     (703) 549-5293
    (IRS Employer               (Address, including zip code, and
    I.D. Number)               telephone number including area of
                                  principal executive offices)

                              Geert Kersten
                        66 Canal Center Plaza, Suite 510
                          Alexandria, Virginia  223l4
                              (703) 549-5293
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

        Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             William T. Hart, Esq.
                                  Hart & Trinen
                             1624 Washington
                             Street
                            Denver, Colorado
                                 80203 (303)
                                 8390061


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE
PUBLIC: As soon as practicable after the effective date
of this Registration Statement
                              Page 1 of  Pages Exhibit
                       Index Begins on Page
                      CALCULATION OF REGISTRATION FEE
Title of each                          Proposed
Proposed
  Class of                              Maximum
Maximum
Securities      Securities    Offering    Aggregate   Amount of
  to be         to be       Price Per    Offering  Registration
Registered      Registered     Unit (1)  Price        Fee

Common Stock (2)  210,000        $8.00    $1,680,000       $580
Total                                          $1,680,000       $580

(1) Offering price computed in accordance with Rule 457(c).




(2) Up to 115,000 shares of Common Stock are offered by the holders of certain Sales Agent Warrants as a result of the exercise of these warrants. The Sales Agent's Warrants were issued in connection with the Company's September 1995 offering of 517,500 shares of Common Stock and 517,500 Common Stock Purchase
    Warrants.

    An additional 45,000 shares of common stock are offered by the owner of certain technology which acquired these shares in consideration for the transfer of this technology to the Company.

    An additional 50,000 shares of Common Stock are offered by the holder of an option granted by the Company.



    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                        CEL-SCI CORPORATION
                       CROSS REFERENCE SHEET
          Item in Form S-l                           Location in
Prospectus
Item 1    Forepart of the Registration Statement
          and Outside Front Cover Page of
          Prospectus ..............................  Facing Page;
                                                     Outside Front
                                                     Cover Page

Item 2    Inside Front and Outside Back Cover
          Pages of Prospectus .....................  Inside Front
Cover Page;
                                                     Outside Back
Cover Page Item 3        Summary Information, Risk Factors and
          Ratio of Earnings to Fixed Changes ......  Prospectus

                                                     Summary; Risk

                                                     Factors

Item 4    Use of Proceeds .........................  Not Applicable.

Item 5    Determination of Offering Price .........  Selling

Shareholders

Item 6    Dilution ................................  Dilution
Item 7    Selling Security Holders ................  Selling
Shareholders
Item 8    Plan of Distribution ....................  Selling
Shareholders
Item 9    Description of Securities to be
          Registered ..............................  Description of
Securities

Item l0   Interest of Named Experts and Counsel ...  Experts

Item 11   Information with Respect to the
          Registrant

     (a)  Description of Business .................  Business

     (b)  Description of Property .................  Business

     (c)  Legal Proceedings .......................  Legal Proceedings

                                                     (d)  Certain
                                                     Market
                                                     Information
                                                     ..............
                                                     Market

Information, Description of Securities

     (e)  Financial Statements ....................  Financial

Statements

     (f)  Selected Financial Data .................  Selected

Financial Data

     (g)  Supplementary Financial Information .....  Not applicable

     (h)  Management's Discussion and Analysis ....  Management's

Discussion

                                                     and Analysis of

                                                     Financial

                                                     Condition and

                                                     Results of

                                                     Operation

     (i)  Disagreements with Accountants ..........  Not applicable

     (j)  Directors and Executive Officers ........  Management

     (k)  Executive Compensation ..................  Management

     (l)  Security Ownership of Certain
          Beneficial Owners and Management ........  Principal
Shareholders
     (m)  Certain Relationships and Related
          Transactions ............................  Management

Item l2.  Disclosure of Commission Position
          on Indemnification for Securities Act
        Liabilities .............................  Not applicable

PROSPECTUS                    CEL-SCI CORPORATION
                     160,000 Shares of Common Stock


    This Prospectus relates to (i) the sale of up to 115,000 shares of common stock issued as a result of the exercise of certain Sales Agent Warrants, (ii) the sale of 45,000 shares of common stock originally issued to Nippon Zeon Co., Ltd. ("Nippon Zeon") in exchange for the cancellation of certain royalties payable by the Company to Nippon Zeon and (iii) 50,000 shares of common stock offered by the holder of an option granted by the Company.

      The Sales Agent's Warrants were issued in connection with the Company's June and September 1995 offerings of 1,150,000 shares of Common Stock and 1,150,000 Common Stock Purchase Warrants. The option was issued by the Company to a public relations consultant in consideration for services provided to the Company. The option is exercisable at a price of $3.25 per share.

         The holders of the Sales Agent's Warrants and the option, to the extent they exercise the Sales Agent's Warrants and the option and receive shares of Common Stock, as well as Nippon Zeon, are sometimes referred to in this Prospectus as the "Selling Shareholders". The Selling Shareholders may resell the shares they acquire by means of this Prospectus from time to time in the public market. The Company will not receive any proceeds from the resale of the shares by the Selling Shareholders. The Selling Shareholders have advised the Company that they will offer the shares through broker/dealers at market prices with customary commissions being paid by the Selling Shareholders. The costs of registering the shares offered by the Selling Shareholders are being paid by the Company. The Selling Shareholders will pay all other costs of the sale of the shares offered by them. See "Dilution and Comparative Share Data" and "Selling Shareholders".

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS AND "DILUTION". THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         On       , 1996 the closing prices of the Company's Common
Stock and Warrants on the NASDAQ National Market System were $
and $    , respectively.  See "Market Information".



            The Date of this Prospectus is             , 1996

                          AVAILABLE INFORMATION
    The Company is subject to the informational requirements of the Securities Exchange Act of l934 and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of any such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can be obtained from the Public Reference Section of the Commission at its office in Washington, D.C. 20549 at prescribed rates. The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Units offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.
                           PROSPECTUS SUMMARY
         THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS
APPEARING ELSEWHERE IN THIS PROSPECTUS.
The Company

         CEL-SCI Corporation (the "Company") was formed as a Colorado corporation in 1983. The Company is involved in the research and development of certain drugs and vaccines. The Company's first product, MULTIKINETM, manufactured using the Company's proprietary cell culture technologies, is a combination, or "cocktail", of natural human interleukin-2 ("IL-2") and certain lymphokines and cytokines. MULTIKINE is being tested to determine if it is effective in improving the immune response of advanced cancer pantients. The Company's second product, HGP-30, is being tested to determine if it is an effective treatment/ vaccine against the AIDS virus. In addition, the Company recently acquired a new patented T-cell Modulation Process which uses "heteroconjugates" to direct the body to chose a specific immune response. The Company intends to use this new technology to improve the cellular immune response of persons vaccinated with HGP-30 and to develop a potential tuberculosis ("TB") treatment/vaccine.
         Before human testing can begin with respect to a drug or biological product, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of immunogenicity and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy for safety within an expanded group of patients at geographically dispersed test sites. See "Business Government Regulation" for a more detailed description of the foregoing.

         Between 1983 and 1986 the Company was primarily involved in funding pre-clinical and Phase I clinical trials of MULTIKINE. These trials were conducted at St. Thomas's Hospital Medical School in London, England pursuant to authority granted by England's Department of Health and Social Security. In July, 1991 physicians at a southern Florida medical institution began human clinical trials using MULTIKINE. The focus of these trials was the treatment of metastatic malignant melanoma and unresectable head and neck cancer using MULTIKINE. The clinical trials in Florida were conducted pursuant to approvals obtained by the medical institution from the Florida Department of Health and Rehabilitative Services.
         In March 1995, the Canadian Health Protection Branch, Health and Welfare Ministry gave clearance to the Company to start a phase I/II cancer study using Multikine. The study, which will enroll up to 30 head and neck cancer patients who have failed conventional treatments, will be conducted at several sites in the United States and Canada and is designed to evaluate safety, tumor responses and immune responses in patients treated with multiple courses of Multikine. The length of time that each patient will remain on the investigational treatment will depend on the patient's response to treatment. In May l995, the U.S. Food and Drug Administration (FDA) authorized the export of the Company's Multikine drug to Canada for purposes of this study.
         In February 1996 the FDA authorized the Company to conduct two human clinical studies using MULTIKINE and focusing on prostate and head and neck cancer. The prostate study is being conducted at Jefferson Hospital in Philadelphia, Pennsylvania and will involve up to 15 prostate cancer patients who have failed on hormonal therapy. The head and neck cancer study will involve up to 30 cancer patients who have failed using conventional therapies. The head and neck cancer study in the U.S. is being conducted in conjunction with the Company's Canadian head and neck cancer study.
         In October 1995 Viral Technologies, Inc. ("VTI") became a whollyowned subsidiary of the Company. VTI is engaged in the development of a possible treatment/vaccine for AIDS. VTI's technology may also have application in the treatment of AIDS-infected individuals and the diagnosis of AIDS. VTI's
AIDS treatment/vaccine, HGP-30, has completed certain Phase I human clinical trials. In the Phase I trials, the vaccine was administered to volunteers who were not infected with the HIV virus in an effort to determine safe and tolerable dosage levels.

         Product licensure in a foreign country or under state authority does not mean that the product will be licensed by the FDA and there are no assurances that the Company or VTI will receive any approval of the FDA or any other governmental entity for the manufacturing and/or marketing of a product. Consequently, the commencement of the manufacturing and marketing by the Company or VTI of any product is, in all likelihood, many years away. See "Business".
         The lack of government approval for the Company's or VTI's products will prevent the Company and VTI from generally marketing their products. Delays in obtaining government approval or the failure to obtain government approval may have a material adverse impact upon the Company's operations.
         All of the Company's products are in the early stages of development. The Company does not expect to develop commercial products for several years, if at all. The Company has had operating losses since its inception, has an accumulated deficit of approximately $27,014,000 at March 31, 1996, and expects to incur substantial losses for the foreseeable future.
         The Company's executive offices are located at 66 Canal Center Plaza, Suite 510, Alexandria, Virginia 22314, and its telephone number is (703) 5495293.
                           THE OFFERING


                        Securities Offered: This Prospectus relates to (i) the sale of up to 15,000 shares of common stock issued as a result of the exercise of certain Sales Agent Warrants,
                        (ii) the sale of 45,000 shares of common stock originally issued to Nippon Zeon Co., Ltd. ("Nippon Zeon") in exchange for the cancellation of certain royalties payable by the Company to Nippon Zeon and (iii) 50,000 shares of common stock offered by the holder of an option granted by the Company. The Sales Agent's Warrants were issued in connection with the Company's June and September 1995 offerings of 1,150,000 shares of Common Stock and 1,150,000 Common Stock Purchase Warrants. The holders of the Sales Agent's Warrant and the option, to the extent they exercise the Warrants, as well as Nippon Zeon, may sell the shares of Common Stock they receive upon exercise from time to time in the public market. The holders of the Sales Agent's Warrant, the holder of the option and Nippon Zeon are sometimes referred to in this Prospectus as the "Selling Shareholders". The Company will not receive any proceeds from the sale of the shares offered by the Selling Shareholders. See "Selling Shareholders".

Common Stock Outstand-
ing Prior To and After
                        Offering: As of the date of this Prospectus, the Company had 7,131,902 shares of Common Stock issued and outstanding. Assuming all Warrants and options to which this Prospectus relates are exercised, there will be 7,341,902 shares of Common Stock issued and outstanding. The number of outstanding shares before and after this Offering does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities previously issued by the Company. See "Dilution and Comparative Share Data", "Selling Shareholders" and "Description of Securities".

Risk Factors:           The purchase of the Securities offered by
this Prospectus involves a high degree of              risk.  Risk
factors include the following:                  lack of revenues and
history of loss, need                     for additional capital,
government regulation,                    \need for FDA approval, and
dilution.  See                       "Risk Factors."

NASDAQ Symbols:         Common Stock:  CELI
                        Warrants:  CELIW
Summary Financial Data
                                     For the Years Ended September 30,
                        1995     1994         1993   1992   1991
Investment Income &
Other Revenues     $423,765   $624,670 $997,964  $434,180  $35,972
Expenses:
Research and
  Development  1,824,661  2,896,l09  1,307,042  481,697    108,771
Depreciation
  and
Amortization   262,705   138,755     55,372     33,536     32,582
General and
  Adminis-
  trative    1,713,912   1,621,990   1,696,119 1,309,475   795,015
Equity in loss
  of joint
  venture   501,125   394,692   344,423     260,388     290,166

Net
 Loss $(3,878,638)$(4,426,876)$(2,404,992)$(1,650,916)$(1,190,562)
Loss per
common share  $(0.89)     $(1.06)   $(0.58)    $(0.42)    $(0.35)

Weighted average
  common shares
outstanding 4,342,628 4,185,240 4,155,431  3,953,233  3,400,546

                                     Nine Months Ended June 30,

                                      1996              1995

Investment Income & Other Revenues      $  188,256        $  313,005
Expenses:
Research and Development                  2,350,600         1,383,978
Depreciation and Amortization             208,912           201,197
General and Administrative                2,113,884         1,268,677
Equity in loss of joint venture             3,772           395,224Net
Loss                                       $(4,488,912)  $(3,249,076)
Loss per common share                      $(0.74)         $(0.70)
Weighted average common shares
  outstanding                             6,086,492        4,194,563

Balance Sheet Data:
                                          September 30,
                      1995     1994        1993     1992      1991

Working Capital $3,983,699 $5,795,191 $10,296,472 $13,043,012$  682,831
Total Assets    6,359,011   8,086,670  11,633,090  13,769,504 1,611,899
Total
Liabilities     1,516,978   1,407,602     688,231    467,086    672,595
Shareholders'
Equity      4,842,033   6,679,068  10,944,859  13,302,4l8    939,304

                                               June 30,
                                                  1996
Working Capital                                 $6,979,975
Total Assets                                    $8,723,934
Total Liabilities                               $1,191,000
Shareholders' Equity                            $7,532,934

No dividends have been declared by the Company since its inception.

                       GLOSSARY OF TECHNICAL TERMS

AIDS.              Acquired Immune Deficiency Syndrome.  A severe
viral
                   disease of the immune system leading to other lethal infections and malignancies.

Amino acids.       Building blocks of proteins.

Antibody.          A protein produced by certain white blood cells in
humans
                   and animals in response to a substance seen as non-self, that is a foreign antigen (such as a virus or bacteria). An antibody binds specifically to a single antigen.

Antigen.           Any substance seen as foreign by the immune system
and
                   which triggers an antibody or cell-mediated response from the body's immune system.

B-Cells.           A type of lymphocyte which produces antibodies in
response
                   to antigens.

Cytokines.         Peptides which regulate the functions and/or
growth of
                   other cells.  Lymphokines are a type of cytokine.

HIV.               Human Immunodeficiency Virus.  The virus
responsible for
                   AIDS and related diseases.

Lymphocytes.       A type of white blood cells divided into two
classes,
                   B-cells and T-cells.

Lymphyokine.       A specific group of hormones which regulate and
modify the various functions of both T-cells and       B-cells.
There are many lymphokines, each of               which is thought to
have distinctive chemical and                     functional
properties.  IL-2 is but one of these             lymphokines.

Macrophage.        A cell found in the body that has the ability to
kill
                   viruses, bacteria, fungi and cancer cells, often by engulfing the targeted organism or cell.

Peptide.           Two or more amino acids joined by a linkage called
a
                   peptide bond.

Proteins.          A molecule composed of amino acids.  There are
many types
                   of proteins, all carrying out a number of different functions essential for cell growth.

T-Cells.           A type of lymphocyte which will amplify or
suppress
                   antibody formation by B-cells, and can also directly destroy "foreign" cells by activating
                   "killer cells".

Virus.             A submicroscopic organism that contains
genetic
information
                   but cannot reproduce itself. To replicate, it must invade another cell and use parts of that cell's reproductive machinery.

                           RISK FACTORS

         An investment in the Company's Securities involves a high degree of risk. Prospective investors are advised that they may lose all or part of their investment. Prospective investors should carefully review the following risk factors.

         Lack of Revenues and History of Loss. The Company has had only limited revenues since it was formed in 1983. Since the date of its formation and through June 30, 1996, the Company has incurred net losses of approximately $28,500,000. During the years ended September 30, 1993, 1994 and 1995 the Company suffered losses of $2,404,992, $4,426,876 and $3,878,638 respectively. The Company has relied principally upon the proceeds of public and private sales of securities to finance its activities to date. See "Management's Discussion and Analysis". All of the Company's potential products are in the early stages of development, and any commercial sale of these products will be many years away. Accordingly, the Company expects to incur substantial losses for the foreseeable future.

         Need for Additional Capital. Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly, especially in the United States, but also in foreign countries. The different steps necessary to obtain regulatory approval, especially that of the Food and Drug Administration ("FDA"), involve significant costs. The Company expects that it will need additional financing in order to fund the costs of future clinical trials, related research, and general and administrative expenses. The Company may be forced to delay or postpone development and research expenditures if the Company is unable to secure adequate sources of funds. These delays in development may have an adverse effect on the Company's ability to produce a timely and competitive product. There can be no assurance that the Company will be able to obtain additional funding from other sources. See "Management's Discussion and Analysis".

         Viral Technologies, Inc. ("VTI"), a wholly-owned subsididary of the Company, is dependent upon funding from the Company for its operations and research programs. See "Business Viral Technologies, Inc.".

         Cost Estimates. The Company's estimates of the costs associated with future clinical trials and research may be substantially lower than the actual costs of these activities. If the Company's cost estimates are incorrect, the Company will need additional funding for its research efforts. See "Management's Discussion and Analysis".

         Government Regulation - FDA Approval. Products which may be developed by the Company or Viral Technologies, Inc. (or which may be developed by affiliates or licensees) will require regulatory approvals prior to sale. In particular, therapeutic agents and diagnostic products are subject to approval, prior to general marketing, by the FDA in the United States and by comparable agencies in most foreign countries. The process of obtaining FDA and corresponding foreign approvals is costly and time consuming, particularly for pharmaceutical products such as those which might ultimately be developed by the Company, Viral Technologies, Inc. or its licensees, and there can be no assurance that such approvals will be granted. Any failure to obtain or any delay in obtaining such approvals may adversely affect the ability of potential licensees or the Company to successfully market any products developed. Also, the extent of adverse government regulations which might arise from future legislative or administrative action cannot be predicted. The clinical trial which the Company's affiliate, Viral Technologies, Inc., is conducting in California is regulated by government agencies in California and obtaining approvals from states for clinical trials is likewise expensive and time consuming. See "Business Government Regulation."

         Dependence on Others to Manufacture Product. The Company has an agreement with an unrelated corporation for the production, until 1997, of MULTIKINE for research and testing purposes. At present, this is the Company's only source of MULTIKINE. If this corporation could not, for any reason, supply the Company with MULTIKINE, the Company estimates that it would take approximately six to ten months to obtain supplies of MULTIKINE under an alternative manufacturing arrangement. The Company does not know what cost it would incur to obtain this alternative source of supply.

         Licensed Technology - Potential Conflicts of Interest. The Company's clinical studies and research have been focused on compounds, compositions and processes which were licensed to the Company by Sittona Company, B.V. ("Sittona") in 1983. Maximilian de Clara, the Company's president and a director, acquired control of Sittona in 1985. Any commercial products developed by the Company and based upon the technology licensed by Sittona will belong to Sittona, subject to the Company's right to manufacture and sell such products in accordance with the terms of the licensing agreement.
The Company's license remains in effect until the expiration or abandonment of all patent rights or until the compounds, compositions and processes subject to the license enter into the public domain, whichever is later. The license may be terminated earlier for other reasons, including the insolvency of the Company. Accordingly, a conflict of interest may arise between the Company and Mr. de Clara concerning the Company's continued rights to the licensed technology. Any future transactions between the Company and Sittona will be subject to the review and approval by a majority of the Company's disinterested directors. See "Business Compounds and Processes Licensed to the Company", and "Management Transactions with Related Parties".

         Technological Change. The biomedical field in which the Company is involved is undergoing rapid and significant technological change. The successful development of therapeutic agents and diagnostic products from the compounds, compositions and processes licensed to the Company, through Company financed research or as a result of possible licensing arrangements with pharmaceutical or other companies, will depend on its ability to be in the technological forefront of this field. There can be no assurance that the Company will achieve or maintain such a competitive position or that other technological developments will not cause the Company's proprietary technologies to become uneconomical or obsolete.

         Patents. Since 1983 the Company, on behalf of the owners of the compounds, compositions and processes licensed to the Company, has filed applications for United States and foreign patents covering certain aspects of the technology. Although the Company has paid the costs of applying for and obtaining patents, the technology covered by the patents is not owned by the Company, but by an affiliated party which has licensed the technology to the Company. As of the date of this Prospectus nine patents have been issued in the United States and three patents have been issued in Europe. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford the owners of the patents and the Company. Disputes may arise between the owners of the patents or the Company and others as to the scope, validity and ownership rights of these or other patents. Any defense of the patents could prove costly and time consuming and there can be no assurance that the Company or the owners of the patents will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns, including universities, may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to the Company. The scope and validity of such patents, if any, the extent to which the Company or the owners of the patents may wish or need to acquire the rights to such patents, and the cost and availability of such rights are presently unknown. Also, as far as the Company relies upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology. The first patent licensed to the Company will expire in the year 2000. Since the Company's Investigational New Drug application relating to MULTIKINE has only recently been cleared by the FDA, and since the Company does not know if it will ever be able to sell Multikine on a commercial basis, the Company cannot predict what effect the expiration of this patent will have on the Company. Notwithstanding the above, the Company believes that later issued patents will protect the technology associated with Multikine past the year 2000. See "Business Compounds and Processes Licensed to the Company".

     Product Liability Insurance. Although the Company has product liability insurance for MULTIKINE and its HGP-30 vaccine, the successful prosecution of a product liability case against the Company could have a materially adverse effect upon its business if the amount of any judgment exceeds the Company's insurance coverage.
         Dependence on Management and Scientific Personnel. The Company is dependent for its success on the continued availability of its executive officers. The loss of the services of any of the Company's executive officers could have an adverse effect on the Company's business. The Company does not carry key man life insurance on any of its officers. The Company's future suc-cess will also depend upon its ability to attract and retain qualified scientific personnel. There can be no assurance that the Company will be able to hire and retain such necessary personnel.
See "Management".

         Options, Warrants and Convertible Securities. The Company has issued options, warrants and other convertible securities ("Derivative Securities") which allow the holders to acquire additional shares of the Company's Common Stock. In some cases the Company has agreed that, at its expense, it will make appropriate filings with the Securities and Exchange Commission so that the securities underlying certain Derivative Securities will be available for public sale. Such filings could result in substantial expense to the Company and could hinder future financings by the Company.

         For the terms of these Derivative Securities, the holders thereof will have an opportunity to profit from any increase in the market price of the Company's Common Stock without assuming the risks of ownership. Holders of such Derivative Securities may exercise and/or convert them at a time when the Company could obtain additional capital on terms more favorable than those provided by the Derivative Securities. The exercise or conversion of the Derivative Securities will dilute the voting interest of the owners of presently outstanding shares of the Company's Common Stock and may adversely affect the ability of the Company to obtain additional capital in the future. The sale of the shares of Common Stock issuable upon the exercise or conversion of the Derivative Securities could adversely affect the market price of the Company's stock. See "Dilution and Comparative Share Data".

         Competition. The competition in the research, development and commercialization of products which may be used in the prevention or treatment of cancer and AIDS is intense. Major pharmaceutical and chemical companies, as well as specialized genetic engineering firms, are developing products for these diseases. Many of these companies have substantial financial, research and development, and marketing resources and are capable of providing significant long-term competition either by establishing inhouse research groups or by forming collaborative ventures with other entities. In addition, both smaller companies and non-profit institutions are active in research relating to cancer and AIDS and are expected to become more active in the future.

         The clinical trials sponsored to date by the Company and VTI have not been approved by the FDA, but rather have been conducted pursuant to approvals obtained from regulatory agencies in England, Canada and certain states. Since the results of these clinical trials may not be accepted by the FDA, companies which are conducting clinical trials approved by the FDA may have a competitive advantage in that the products of such companies are further advanced in the regulatory process than those of the Company or VTI.
         Lack of Dividends. There can be no assurance the Company will be profitable. At the present time, the Company intends to use available funds to finance the Company's operations. Accordingly, while payment of dividends rests within the discretion of the Board of Directors, no dividends have been declared or paid by the Company. The Company does not presently intend to pay dividends and there can be no assurance that dividends will ever be paid. Pursuant to the terms of a loan agreement with a bank, the Company may not pay any dividends without the consent of the bank.

    Dilution. Persons purchasing the securities offered by this Prospectus will suffer an immediate dilution in the per share net tangible book value of their Common Stock. See "Dilution and Comparative Share Data."

    Preferred Stock. The Company's Articles of Incorporation authorizethe Company's Board of Directors to issue up to 200,000 shares of Preferred Stock. The provisions in the Company's Articles of Incorporation relating to the Preferred Stock allow the Company's directors to issue Preferred Stock with multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's Common Stock. The issuance of Preferred Stock with such rights may make the removal of management difficult even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.
                DILUTION AND COMPARATIVE SHARE DATA

  As of the date of this Prospectus, the present shareholders of the Company owned 7,131,902 shares of Common Stock, which had a net tangible book value of approximately $l.00 per share. The following table illustrates the comparative stock ownership of the other stockholders of the Company, as compared to the investors in this Offering, assuming all shares offered are sold.

Shares outstanding (1)                                  7,131,902

   Shares offered as a result of the
  exercise of Sales Agent's Warrants                      115,000

Shares offered by Nippon Zeon Co., Ltd.                   45,000

Shares offered by Option Holder                           50,000

Shares outstanding (pro forma basis) (1)            7,341,902

 Net tangible book value per share                          $l.00

 Equity ownership by present shareholders
after this offering                                       97.8%

Equity ownership by investors in this
  Offering                                                 2.2%

(1) Amount excludes shares which may be issued upon the exercise and/or conversion of options, warrants and other convertible securities previously issued by the Company. See table below.
         The purchasers of the securities offered by this Prospectus will suffer an immediate dilution if the price paid for the securities offered is greater than the net tangible book value of the Company's Common Stock.
         "Net tangible book value" is the amount that results from
subtracting the total liabilities and intangible assets of the Company from its total assets. "Dilution" is the difference between the offering price and the net tangible book value of shares immediately after the Offering.

As of the date of this Prospectus the Company had 7,131,902 shares of Common Stock issued and outstanding. The following table reflects the additional shares which may be issued as the result of the exercise of outstanding options and warrants or the conversion of other securities issued by the Company.

                                            Number of       Note
                                            Shares      Reference
Outstanding as of July 31, 1996              7,131,902

    Shares Subject to this Offering:

    Shares issued as a result of the
    exercise of Sales Agent's Warrants       115,000        A
    Shares offered by Nippon Zeon Co., Ltd.   45,000        B
    Shares offered by Option Holder           50,000         C
    Adjusted number of shares outstanding    7,341,902

Other Shares Which May Be Issued:

    Shares issuable upon conversion of
    Series A Preferred Stock, based on
    closing price of the Company's
    Common Stock on July 25, 1996 ($8.00)    437,500           D
    Shares issuable upon exercise of
    warrants sold in Company's 1992
    Public Offering                           517,500                   E

    Shares issuable upon exercise of
    warrants sold to Underwriter in
    connection with Company's 1992
    Public Offering                            90,000                   F

    Shares issuable upon exercise of
    options granted to Company's officers,
    directors, employees and consultants      981,926                   G

                                            9,368,828

A. In connection with the Company's June and September Private Offerings, Neidiger/Tucker/Bruner, Inc., the Sales Agent for these offerings, received a commission, a non-accountable expense allowance and warrants to purchase (i) 57,500 shares of the Company's Common Stock at $2.00 per share, (ii) 57,500 shares at $2.40 per share, and (ii) an additional 115,000 shares at $3.25 per share. Prior to the date of this Prospectus the Sales Agent (and/or its assigns) collectively exercised Warrants pertaining to 115,000 shares of the Company's Common Stock. The shares of
    Common Stock    issued     upon the exercise of the remaining
    Warrants        are being offered by means of this Prospectus.
    See "Selling Shareholders".

B. In December l987, VTI signed a licensing agreement with Nippon Zeon Co., Ltd. ("Nippon Zeon"), a Japanese chemical manufacturer, granting Nippon Zeon exclusive rights to VTI's prototype AIDS vaccine and improvements in the Pacific Area. Under the agreement, VTI received an initial licensing payment, as well as a pre-commercialization payment, and was also entitled to receive additional pre-commercialization payments dependent upon receipt of certain regulatory approvals. In l995 Nippon Zeon released its rights to VTI's technology in consideration for VTI's agreement to pay Nippon Zeon a royalty on sales of products made with VTI's technology in the licensed area. In July l996 Nippon Zeon agreed to surrender its royalty rights, as well as any other rights it may have had to VTI's technology, in exchange for 45,000 shares of the Company's common stock, which shares are being offered by means of this prospectus. See "Selling Shareholders".



C. In February 1996 the Company issued an option to Landon Barretto in partial consideration for public relations services provided to the Company. The option allows Mr. Barretto to purchase 50,000 shares of the Company's common stock at a price of $3.25 per share. The shares acquired by Mr. Barretto upon the exercise of this option are being offered to the public by means of this Prospectus.

D. In May 1996 the Company sold, in a private transaction, 3,500 shares of its Series A Preferred Stock (the "Preferred Shares") for $3,500,000 or $1,000 per share. At the purchasers' option, up to 1,750 Preferred Shares are convertible, on or after 60 days from the closing date of the purchase of such shares (the "Closing"), into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by
    85% of the Closing Price of the Company's Common Stock. All Preferred Shares are convertible, on or after 90 days from the Closing, on the basis of one share of Preferred Stock for shares of the Company's Common Stock equal in number to the amount determined by dividing $1,000 by 83% of the Closing Price of the Company's Common Stock. The term "Closing Price" is defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Notwithstanding the above, the conversion price may not be less than $3.00 nor more than $8.00, except that if the Closing Price is less than $3.00, then the conversion price will be equal to the Closing Price. The Preferred Shares are entitled to a quarterly dividend of $17.50 per share. Any Preferred Shares which are outstanding on the second anniversary of the Closing will be automatically converted into shares of the Company's Common Stock. The Preferred Shares have a liquidation preference over the Company's Common Stock.
    By means of a separate Registration Statement, the shares
    issuable upon the conversion of the Series A Preferred Stock have been registered for public sale.
E.  See "Description of Securities".
F. The Underwriter's Warrants provide that the Company, at its expense, will make appropriate filings with the Securities and Exchange Commission so that the securities underlying the Underwriter's Warrants will be available for public sale.
G.  The options are exercisable at prices ranging from $2.87 to
    $19.70 per share. The Company may also grant options to purchase 1,117,407 additional shares under its Incentive Stock Option and Non-Qualified Stock Option Plans. See "Management Stock Option and Bonus Plans".
                           MARKET INFORMATION
         As of July 31, 1996, there were approximately 3,000 record holders of the Company's Common Stock and approximately 100 record holders of the Company's Warrants. The Company has not issued any shares of preferred stock. The Company's Common Stock and Warrants are traded on the National Association of Securities Dealers
Automatic Quotation ("NASDAQ") System. Set forth below are the range of high and low bid quotations for the periods indicated as reported by NASDAQ, and as adjusted for the 10 for 1 reverse stock split which was approved by the Company's shareholders on April 28, 1995 and became effective on May 1, 1995. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.
           Quarter
           Ending                      Common Stock   Warrants
                                       High     Low    High     Low

           12/31/93                   $20.00   $13.40   $0.94  $0.41
            3/31/94                   $18.10   $10.30   $0.75  $0.28
            6/30/94                   $10.90   $ 8.10$0.31    $0.19
            9/30/94                   $10.30   $ 5.60   $0.21 $0.12

           12/31/94                   $ 7.50   $ 3.40   $0.25 $0.09
            3/31/95                   $ 4.00   $ 3.75   $0.22 $0.13
            6/30/95                   $ 5.30   $ 2.78   $0.15 $0.06
            9/30/95                   $ 5.46   $ 3.56   $0.28 $0.09

           12/31/95                   $ 4.75   $ 2.28   $0.25 $0.09
           3/31/96                    $ 7.12   $ 2.68   $0.28 $0.03
           6/30/96                    $14.38   $ 4.56   $0.41 $0.16

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends. Pursuant to the terms of a loan agreement with a bank, the Company may not pay any dividends without the consent of the bank. See Note 5 to the Company's September 30, 1995 financial statements.

         The provisions in the Company's Articles of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's Common Stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.
                         SELECTED FINANCIAL DATA
         The following selected financial data should be read in conjunction with the more detailed financial statements, related notes and other financial information included herein. See also "Management's Discussion and Analysis".
                                     For the Years Ended September
30,
                         1995          1994       1993   1992   1991
Investment Income &
  Other Revenues $423,765  $  624,670  $  997,964  $  434,180 $35,972
Expenses:
Research and
  Development   1,824,661  2,896,l09   1,307,042    481,697  108,771
Depreciation
  and Amortization 262,705   138,755    55,372     33,536   32,582
General and
  Administrative  1,713,912 1,621,990  1,696,119 1,309,475 795,015
Equity in loss of
  joint venture  501,125  394,692    344,423    260,388   290,166

Net Loss $(3,878,638)$(4,426,876)$(2,404,992)$(1,650,916)(1,190,562)

Loss per common share  $(0.89)   $(1.06)   $(0.58)   $(0.42) $(0.35)

Weighted average
  common shares
  outstanding  4,342,628   4,185,240   4,155,431  3,953,233 3,400,546

                                             Nine Months Ended June
30,
                                                l996        1995

Investment Income & Other Revenues           $  188,256   $313,005
Expenses:
Research and Development                      2,350,600  1,383,978
Depreciation and Amortization                   208,912  201,197
General and Administrative                    2,113,884  1,268,677
Equity in loss of joint venture                   3,772  395,224

Net Loss                                   $(4,488,912) $(3,249,076)

Loss per common share                            $(0.74) $(0.70)

Weighted average common shares
  outstanding                               6,086,492      4,194,563

Balance Sheet Data:
                                          September 30,
                      1995          1994        1993     1992    1991
Working Capital $3,983,699 $5,795,191 $10,296,472 $13,043,012 $682,831
 Total Assets 6,359,011  8,086,670  11,633,090   13,769,504 1,611,899
Total Liabilities 1,516,978  l,407,602   688,231   467,086   672,595
Shareholders'
  Equity      4,842,033 6,679,068 10,944,859 13,302,4l8   939,304

                                               June 30, 1996

Working Capital                                 $6,979,975
Total Assets                                   $8,723,934
Total Liabilities                              $1,191,000
Shareholders' Equity                           $7,532,934

No dividends have been declared by the Company since its inception.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Nine Months Ended June 30, 1996

         Interest income during the nine months ending June 30, l996 reflects interest accrued on investments.
         Prior to October 30, 1995, VTI was owned 50% by the Company and 50% by Alpha 1 Biomedicals, Inc. Effective October 30, 1995 the Company acquired Alpha 1's interest in VTI in exchange for 159,170 shares of the Company's common stock. Prior to this acquisition the Company accounted for its investment in VTI using the equity method of accounting. Following the acquisition of the remaining 50% interest in VTI on October 30, 1995, the financial statements of VTI have been consolidated with those of the Company.

         The acquisition of VTI was accounted for under the purchase method of accounting. Since the acquisition represented primarily research and development costs, the purchase price for the remaining 50% interest in VTI was expensed and caused research and development expense for the three months ended December 31, 1995 to increase significantly.




         The consolidation of VTI's financial statements with those of the Company also had the following effects:




         1. Interest income declined from the comparable period in the previous year since interest income associated with the Company's loans to VTI was eliminated upon consolidation.

         2. Current research and development expenses increased due to the inclusion of VTI's research and development expenses with those of the Company (the Company's research and development costs, separate from those of VTI's, decreased by approximately $100,000 due to cost savings achieved from using the Company's laboratory which became operational in January 1995).
   3. General and administrative expenses increased due to the inclusion of VTI's general and administrative expenses.

      4.   Capitalized patent costs increased significantly.
Fiscal 1995
         Revenues for the year ended September 30, 1995 consisted primarily of interest earned on funds received from the Company's February 1992 public offering. The interest income and investment balances have declined from the previous year as funds were used for ongoing expenses and equipping the Company's new laboratory.
Research and development expenses decreased due to the use of the Company's laboratory for research programs and the completion of a research and development project relating to the Company's manufacturing process. General and administrative expenses increased as the result of the expenses (approximately $100,000) associated with the Company's 1995 annual meeting of shareholders. The Company did not have any meetings of its shareholders during fiscal 1994. Significant components of general and administrative expenses during this year were salaries and employee benefits ($341,000), automobile, travel and expense reimbursements ($271,000), shareholder communications and investor relations ($245,000), legal and accounting ($134,000), and officers and directors liability insurance ($138,000). Losses associated with the Company's joint venture interest in VTI increased due to an increase in VTI's research and development expenditures.
Fiscal 1994
         Interest income during the year ending September 30, 1994 decreased from the prior year as a portion of the Company's investments were sold to pay for operating expenses. Research and development expenses increased due to the commencement of several new research projects, all of which pertained to the Company's MULTIKINE product. Significant components of general and administrative expenses during this year were salaries and employee benefits ($442,039), travel and expense reimbursements ($294,217), shareholder communications and investor relations ($267,070), legal and accounting ($151,879), and officers and directors liability insurance ($147,564). Fiscal 1993
         Investment income during the year ending September 30, 1993 increased as the Company had use of the funds from its February, 1992 public offering for twelve months in fiscal 1993 as opposed to six months in fiscal 1992. Research and development expenses increased due to the commencement of several new research projects, all of which pertained to the Company's MULTIKINE drug. General and administrative expenses increased due to an increase in the cost of Directors and Officers insurance, the implementation of an employee 401(K) plan, and the addition of new employees during the year. Significant components of general and administrative expenses during this year were salaries and employee benefits ($342,150), travel and expense reimbursements ($266,007), shareholder communications and investor relations ($341,024), legal and accounting ($107,254), officers and directors liability insurance ($113,690), and the cost of indemnifying an officer and director for losses sustained as the result of actions taken on behalf of the Company ($202,500). Losses associated with the Company's joint venture interest in VTI increased due to an increase in VTI's research and development expenditures. Liquidity and Capital Resources
         The Company has had only limited revenues from operations since its inception in March l983. The Company has relied upon proceeds realized from the public and private sale of its Common Stock to meet its funding requirements. Funds raised by the Company have been expended primarily in connection with the acquisition of an exclusive worldwide license to certain patented and unpatented proprietary technology and know-how relating to the human immunological defense system, the funding of VTI's research and development program, patent applications, the repayment of debt, the continuation of Company-sponsored research and development, administrative costs and construction of laboratory facilities. Inasmuch as the Company does not anticipate realizing revenues until such time as it enters into licensing arrangements regarding the technology and know-how licensed to it (which could take a number of years), the Company is mostly dependent upon the proceeds from the sale of its securities to meet all of its liquidity and capital resource requirements.
         In June and September, l995, the Company completed private offerings whereby it sold a total of 1,150,000 units at $2.00 per unit. Each unit consisted of one share of Common Stock and one Warrant. Each Warrant entitles the holder to purchase one additional share of Common Stock at a price of $3.25 per share at any time prior to June 30, 1997. The net proceeds to the Company from these offerings, after the payment of Sales Agent's commissions and other offering expenses, were approximately $2,000,000. On November 30, 1995 the Company and the investors in these Private Offerings agreed to reduce the exercise price of the Warrants to $1.60 per share in return for the commitment on the part of the investors to exercise 312,500 Warrants ($500,000) prior to December 23, 1995 and an additional 312,500 Warrants ($500,000) prior to January 31, 1996. As of July 31, l996 all of the Warrants had been exercised.
     In March 1996 the Company sold $l,250,000 of Convertible Notes ("Notes") to two persons. The Notes were convertible from time to time in whole or in part, into shares of the Company's Common Stock. The conversion price is the lesser of (i) $5 per share or (ii) 80% of the average closing bid price of the Company's Common Stock during the five trading days immediately preceding the date of such conversion. Prior to July 31, l996 the Notes were converted into 250,000 shares of the Company's common stock.

         In May 1996 the Company sold 3,500 shares of its Series A Preferred Stock (the "Preferred Shares") for $3,500,000 or $1,000 per share. At the purchasers' option, up to 1,750 Preferred Shares are convertible, on or after 60 days from the closing date of the purchase of such shares (the "Closing"), into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by 85% of the Closing Price of the Company's Common Stock.
All Preferred Shares are convertible, on or after 90 days from the Closing, on the basis of one share of Preferred Stock for shares of the Company's Common Stock equal in number to the amount determined by dividing $1,000 by 83% of the Closing Price of the Company's Common Stock. The term "Closing Price" is defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Notwithstanding the above, the conversion price may not be less than $3.00 nor more than $8.00, except that if the Closing Price is less than $3.00, then the conversion price will be equal to the Closing Price. The Preferred Shares, if issued, are entitled to a quarterly dividend of $17.50 per share. Any Preferred Shares which are outstanding on the second anniversary of the Closing will be automatically converted into shares of the Company's Common Stock. The Preferred Shares have a liquidation preference over the Company's Common Stock.
         During fiscal 1996 the Company plans to fund its U.S. and Canadian clinical trials involving MULTIKINE. During fiscal 1996 the Company also plans to provide VTI with the funding needed to continue VTI's clinical trials. It should be noted that substantial additional funds will be needed for more extensive clinical trials which will be necessary before the Company or VTI will be able to apply to the FDA for approval to sell any products which may be developed on a commercial basis throughout the United States.
         In October, 1994, the Company completed the construction of its own research laboratory in a facility leased by the Company. The cost of modifying the leased space and providing the equipment for the research laboratory was approximately $1,200,000. In August 1994 the Company obtained a loan to fund the majority of the costs for the research laboratory. As of June 30, 1996 the Company owed approximately $628,000 on this loan. Principal and interest on the loan is due monthly. The loan matures in 1999 and bears interest at 2% plus the prime lending rate.
         The Company expects that it will spend approximately $2,500,000 on research and development during the twelve month period ending September 30, 1996. This amount includes VTI's estimated research and development expenses during fiscal 1996. Prior to October 1995, VTI's research and development expenses were shared 50% by the Company and 50% by Alpha 1 Biomedicals, Inc. VTI became a wholly-owned subsidiary of the Company in October 1995 when the Company purchased Alpha 1's 50% interest in VTI. The Company plans to use its existing financial resources to fund its research and development program during this period.
         Other than funding its research and development program and the costs associated with its research laboratory, the Company does not have any material capital commitments.
         The Company expects that its existing financial resources will satisfy the Company's capital requirements at least through October l997. In the absence of revenues, the Company will be required to raise additional funds through the sale of securities, debt financing or other arrangements in order to continue with its research efforts after that date. However, there can be no assurance that such financing will be available or be available on favorable terms.
                             BUSINESS
         CEL-SCI Corporation (the "Company") was formed as a Colorado corporation in 1983. The Company is involved in the research and development of certain drugs and vaccines. The Company's first product, MULTIKINETM, manufactured using the Company's proprietary cell culture technologies, is a combination, or "cocktail", of natural human interleukin-2 ("IL-2") and certain lymphokines and cytokines. MULTIKINE is being tested to determine if it is effective in improving the immune response of advanced cancer pantients. The Company's second product, HGP-30, is being tested to determine if it is an effective treatment/vaccine against the AIDS virus. In addition, the Company recently acquired a new patented T-cell Modulation Process which uses "heteroconjugates" to direct the body to chose a specific immune response. The Company intends to use this new technology to improve the cellular immune response of persons vaccinated with HGP-30.

         Since its inception the focus of the Company's product development efforts has been on conducting clinical trials to test its proprietary technologies. The Company intends to continue testing its MULTIKINE product in clinical trials with the objective of establishing its efficacy as a treatment for solid tumors and possibly other diseases. An additional aim of the Company is to further corroborate the present data (obtained in connection with the Company's research programs and human clinical trials) in regard to the ability of MULTIKINE to restore the immune system of people suffering from certain illnesses.

         The cost of acquiring its exclusive license and the costs associated with the clinical trials relating to the Company's MULTIKINE technologies, the cost of research at various institutions and the Company's administrative expenses have been funded with the public and private sales of shares of the Company's Common Stock and borrowings from third parties, including affiliates of the Company.

         In October 1995 Viral Technologies, Inc. ("VTI") became a whollyowned subsidiary of the Company. VTI is engaged in the development of a possible vaccine for AIDS. VTI's technology may also have application in the treatment of AIDS-infected individuals and the diagnosis of AIDS. VTI's AIDS vaccine, HGP-30, has completed certain Phase I human clinical trials. In the Phase I trials, the vaccine was administered to volunteers who were not infected with the HIV virus in an effort to determine safe and tolerable dosage levels.

PRODUCT DEVELOPMENT PLAN

         In March l995, the Canadian Health Protection Branch, Health and Welfare Ministry gave clearance to the Company to start a phase I/II cancer study using Multikine. The study, which will enroll up to 30 head and neck cancer patients who have failed conventional treatments, will be conducted at several sites in the United States and Canada and is designed to evaluate safety, tumor responses and immune responses in patients treated with multiple courses of Multikine. The length of time that each patient will remain on the investigational treatment will depend on the patient's response to treatment. In May l995, the U.S. Food and Drug Administration (FDA) authorized the export of the Company's Multikine drug to Canada for purposes of this study.

         In February 1996 the FDA authorized the Company to conduct two human clinical studies using MULTIKINE. The studies will focus on prostate and head and neck cancer. The prostate study will be conducted at Jefferson Hospital in Philadelphia, Pennsylvania and will involve up to 15 prostate cancer patients who have failed on hormonal therapy. The head and neck cancer study will involve up to 30 cancer patients who have failed using conventional therapies. The Company is currently evaluating clinical centers in the U.S. for purposes of the study. The head and neck cancer study in the U.S. will be conducted in conjunction with the Company's Canadian head and neck cancer study.

         Viral Technologies, Inc. ("VTI") completed its Phase I trials in California and in April 1995, with the approval of the California Food and Drug Branch ("FDB"), started a new clinical study with the HGP-30 AIDS vaccine. The study involves HIV-negative volunteers who participated in the 1993 Phase I study. Following vaccinations with HGP-30, certain volunteers donated blood for a SCID mouse HIV challenge study. Infection in the SCID mice by virus was determined and confirmed by two different assays. Approximately 78% of the SCID mice given blood from vaccinated volunteers showed no HIV infection after virus challenge as compared to 13% of the mice given blood from unvaccinated donors. In December 1995 VTI, with permission from the FDB, began Phase I human clinical trials with HIV-infected volunteers. See "Viral Technologies, Inc." below for additional information concerning VTI.

         There can be no assurance that either the Company or VTI will be successful in obtaining approvals from any regulatory authority to conduct further clinical trials or to manufacture and sell their products. The lack of regulatory approval for the Company's or VTI's products will prevent the Company and VTI from generally marketing their products. Delays in obtaining regulatory approval or the failure to obtain regulatory approval in one or more countries may have a material adverse impact upon the Company's operations.

BACKGROUND OF HUMAN IMMUNOLOGICAL SYSTEM

         The function of the immunological system is to protect the body against infectious agents, including viruses, bacteria, parasites and malignant (cancer) cells. An individual's ability to respond to infectious agents and to other substances (antigens) recognized as foreign by the body's immune system is critical to health and survival. When the immune response is adequate, infection is usually combatted effectively and recovery follows. Severe infection can occur when the immune response is inadequate. Such immune deficiency can be present from birth but, in adult life, it is frequently acquired as a result of intense sickness or as a result of the administration of chemotherapeutic drugs and/or radiation. It is also recognized that, as people reach middle age and thereafter, the immune system grows weaker.

         Two classes of white blood cells, macrophages and lymphocytes, are believed to be primarily responsible for immunity. Macrophages are large cells whose principal immune activity is to digest and destroy infectious agents. Lymphocytes are divided into two sub-classes. One sub-class of lymphocytes, B-cells, produces antibodies in response to antigens. Antibodies have unique combining sites (specificities) that recognize the shape of particular antigens and bind with them. The combination of an antibody with an antigen sets in motion a chain of events which may neutralize the effects of the foreign substance. The other sub-class of lymphocytes, T-cells, regulates immune responses. T-cells, for example, amplify or suppress antibody formation by Bcells, and can also directly destroy "foreign" cells by activating "killer cells."

         It is generally recognized that the interplay among T-cells, B-cells and the macrophages determines the strength and breadth of the body's response to infection. It is believed that the activities of T-cells, Bcells and macrophages are controlled, to a large extent, by a specific group of hormones called lymphokines. Lymphokines regulate and modify the various functions of both T-cells and B-cells. There are many lymphokines, each of which is thought to have distinctive chemical and functional properties. IL2 is but one of these lymphokines and it is on IL-2 and its synergy with other lymphokines that the Company has focused its attention. Scientific and medical investigation has established that IL-2 enhances immune responses by causing activated T-cells to proliferate. Without such proliferation no immune response can be mounted. Other lymphokines and cytokines support Tcell and B-cell proliferation. However, IL-2 is the only known lymphokine or cytokine which causes the proliferation of T-cells. IL-2 is also known to activate B-cells in the absence of B-cell growth factors.
 Although IL-2 is one of the best characterized lymphokines with anticancer potential, the Company is of the opinion that to have optimum therapeutic value, IL-2 should be administered not as a single substance but rather as a mixture of IL-2 and certain lymphokines and cytokines, i.e. as a "cocktail". This approach, which was pioneered by the Company, makes use of the synergism between these lymphokines. It should be noted however that neither the FDA nor any other agency has determined that the Company's MULTIKINE product will be effective against any form of cancer.

     It has been reported by researchers in the field of lymphokine research that IL-2 can increase the number of killer T-cells produced by the body, which improves the body's capacity to selectively destroy specific tumor cells. Research and human clinical trials sponsored by the Company have indicated a correlation between administration of MULTIKINE to advanced cancer patients and immunological responses. On the basis of these experimental results, the Company believes that MULTIKINE may have application for the treatment of solid tumors in humans.

         The Company foresees three potential anti-cancer therapeutic uses for MULTIKINE: (i) direct administration into the human body (in vivo) as a modulator of the immune system, (ii) activation of a patient's white blood cells outside the body with MULTIKINE, followed by returning these activated cells to the patient; and (iii) a combination of (i) and (ii).

RESEARCH AND DEVELOPMENT

       In the past, the Company conducted its research pursuant to arrangements with various universities and research organizations. The Company provided grants to these institutions for the conduct of specific research projects as suggested by the Company's scientists based upon the results of previously completed projects.

         More recently the Company has decided to consolidate its research activities in a Company-owned laboratory. The Company believes that this new approach will be more effective in terms of both cost and performance.

         Between 1983 and 1986 the Company was primarily involved in funding pre-clinical and Phase I clinical trials of its proprietary MULTIKINE technologies. These trials were conducted at St. Thomas's Hospital Medical School located in London, England under the direction of Dudley C. Dumonde, M.D., PhD., a former member of the SAB, and pursuant to approvals obtained from England's Department of Health and Social Security.

         In the Phase I trial in England (completed in 1987), forty-nine patients suffering with various forms of solid cancers, including malignant melanoma, breast cancer, colon cancer, and other solid tumor types were treated with MULTIKINE. The product was administered directly into the lymphatic system in a number of patients. Significant and lasting lymphnode responses, which are considered to be an indication of improvement in the patient's immune responses, were observed in these patients. A principal conclusion of the Phase I trials was that the side effects of the Company's products in forty-nine patients were not severe, the treatment was well tolerated and there was no long-term toxicity.
         The results of the Phase I clinical study were encouraging, and as a result the Company established protocols for future clinical trials. In November, 1990, the Florida Department of Health and Rehabilitative Services ("DHRS") gave the physicians at a southern Florida medical institution approval to start a clinical cancer trial in Florida using the Company's MULTIKINE product. The focus of the trial was unresectable head and neck cancer (which is presently untreatable) and was the first time that the natural MULTIKINE was administered to cancer patients in a clinical trial in the United States.
         Four patients with regionally advanced squamous cell cancer of the head and neck were treated with the Company's MULTIKINE product. The patients had previously received radical surgery followed by x-ray therapy but developed recurrent tumors at multiple sites in the neck and were diagnosed with terminal cancer. The patients had low levels of lymphocytes and evidence of immune deficiency (generally a characteristic of this type of cancer).
         Significant tumor reduction occured in three of the four patients as a result of the treatment with MULTIKINE. Negligible side effects were observed and the patients were treated as outpatients. Notwithstanding the above, it should be noted that these trials were only preliminary and were only conducted on a small number of patients. It remains to be seen if MULTIKINE will be effective in treating any form of cancer.
         See "Product Development Plan" above for information concerning the Company's future research and development plans.
         Proof of efficacy for anti-cancer drugs is a lengthy and complex process. At this early stage of clinical investigation, it remains to be proven that MULTIKINE will be effective against any form of cancer. Even if some form of MULTIKINE is found to be effective in the treatment of cancer, commercial use of MULTIKINE may be several years away due to extensive safety and effectiveness tests that would be necessary before required government approvals are obtained. It should be noted that other companies and research teams are actively involved in developing treatments and/or cures for cancer, and accordingly, there can be no assurance that the Company's research efforts, even if successful from a medical standpoint, can be completed before those of its competitors.
         Since 1983, and through September 30, 1995, approximately $9,505,000 has been expended on Company-sponsored research and development, including approximately $1,825,000, $2,896,000 and $1,307,000 during the years ended September 30, 1995, 1994 and 1993, respectively. The foregoing amounts do not include amounts spent by Viral Technologies, Inc. on research and development. Since May, 1986 (the inception of VTI) and through September 30, 1995, VTI has spent approximately $3,365,000 on research and development.
         The Company has established a Scientific Advisory Board ("SAB") comprised of scientists distinguished in biomedical research in the field of lymphokines and related areas. From time to time, members of the SAB advise the Company on its research activities. Institutions with which members of the SAB are affiliated have and may in the future conduct Company-sponsored research. The SAB has in the past and may in the future, at its discretion, invite other scientists to opine in confidence on the merits of the Companysponsored research. Members of the SAB receive $500 per month from the Company and have also been granted options (for serving as members of the SAB) which collectively allow for the purchase of up to 15,000 shares of the Company's Common Stock. The options are exercisable at prices ranging from $13.80 to $19.70 per share.
         The members of the Company's SAB are:
         Dr. Michael Chirigos former head of the Virus and Disease Modification Section, National Institutes of Health (NIH), National Cancer Institute (NCI) from 1966-1981 and the Immuno Pharmacology Section, NHI, NCI, Biological Response Modifier Program until 1985.
         Dr. Evan M. Hersh Vice-Chairman, Department of Internal Medicine, Chief, Section of Hematology/Oncology, Department of Internal Medicine, Tucson, AZ. Director of Clinical Research, Arizona Cancer Center, Tucson.
         Dr. Michael J. Mastrangelo Director, Division of Medical Oncology, and Professor of Medicine, Jefferson Medical College, Philadelphia, Pennsylvania.
  Dr. Alan B. Morris, PhD. Professor, Department of Biological Sciences, University of Warwick, Coventry, U.K.

VIRAL TECHNOLOGIES, INC.

         Prior to October 1995, Viral Technologies, Inc. ("VTI"), a Delaware corporation, was 50% owned by the Company and 50% owned by Alpha 1 Biomedicals, Inc. VTI is developing a vaccine technology that may prove of commercial value in the prevention, diagnosis and treatment of AIDS. VTI holds the proprietary rights to certain synthesized components of the p17 gag protein, which is the outer core region of the AIDS virus (HIV-1). In October 1995, the Company acquired Alpha 1's interest in VTI in exchange for 159,170 shares of the Company's common stock.

         VTI is involved in the development of a prototype preventive and therapeutic vaccine against AIDS that is based on HGP-30, a thirty amino acid synthetic peptide derived from the p17 region of the AIDS virus. Evidence compiled by scientists at George Washington University from toxicology studies with different animal species indicates that the HGP-30 prototype vaccine does not appear to be toxic in animals. The HGP-30 vaccine being tested differs from most other vaccines candidates in that its active component, the HGP-30 peptide, is derived from the p17 core protein particles of the virus. Since HGP-30 is a totally synthetic molecule containing no live virus, it cannot cause infection. Unlike the envelope (i.e. outside) proteins, the p17 region of the AIDS virus appears to be relatively nonchanging. In January, 1991, VTI was issued a United States patent covering the production, use and sale of HGP-30. HGP-30 may also be effective in treating persons infected with the AIDS virus.

         Approval to start Phase I human clinical trials in Great Britain using VTI's prototype AIDS vaccine HGP-30 was granted in April 1988. The trial, the first in the European common market, began in May 1989 with 18 healthy (HIVnegative) volunteers given three different dosages and was completed in December 1990. The trial results indicated that five of eight volunteers vaccinated with HGP-30, and whose blood samples were able to be tested, produced "killer" T-cell responses. The vaccine also elicited cell mediated immunity responses in 7 out of 9 vaccinated volunteers and antibody responses in 15 out of 18 vaccinated volunteers.

         In March, 1990, the California Department of Health
Services Food and Drug Branch (FDB) approved the first human testing (Phase I trials) in the United States of HGP-30. The trials were conducted by scientists at the
University of Southern California and San Francisco General Hospital. Twentyone healthy HIV-negative volunteers at medical centers in Los Angeles and San Francisco received escalating doses of HGP-30 with no clinically significant adverse side effects. The clinical studies confirmed earlier clinical trials in London.
     In April 1995 VTI, with the approval of the FDB, began another clinical trial in California using volunteers who received two vaccinations. The volunteers receiving the two lowest dosage levels were asked to donate blood for a SCID mouse HIV challenge study. The SCID mouse is considered to be the best available animal model for HIV because it lacks its own immune system and therefore permits human cell growth. White blood cells from the five (5) vaccinated volunteers and from normal donors were injected into groups of SCID mice. They were then challenged with high levels of a different strain of the HIV virus than the one from which HGP-30 is derived. Infection by virus was determined and confirmed by two different assays, p24 antigen, a component of the virus core, and reverse transcriptase activity, an enzyme critical to HIV replication. Approximately 78% of the SCID mice given blood from vaccinated volunteers showed no HIV infection after virus challenge as compared to 13% of the mice given blood from unvaccinated donors.
         In December 1995 VTI, with permission from the FDB, began Phase I human clinical trials with HIV-infected volunteers. VTI's AIDS vaccine/treatment is only in the initial stages of testing and it remains to be seen if the vaccine/treatment will be effective against the AIDS virus.
         Although there has been important independent research showing the possible significance of the p17 region of HIV-1, there can be no assurance that any of VTI's technology will be effective in the prevention, diagnosis or treatment of AIDS. There can be no assurance that other companies will not develop a product that is more effective or that VTI ultimately will be able to develop and bring a product to market in a timely manner that would enable it to derive commercial benefits.
         VTI's research and development efforts are presently focused on the evaluation of second generation formulations and delivery systems for HGP-30 and related peptides to enhance HIV-specific cellular immune responses.
         In January 1991, VTI was awarded a U.S. patent covering the exclusive production, use and sale of HGP-30. This patent is thought to be the first U.S. patent for a portion of a "core" protein of the HIV virus. In February 1993, VTI was awarded a European patent covering HGP-30 and certain other peptides.
         In December l987, VTI signed a licensing agreement with Nippon Zeon Co., Ltd. ("Nippon Zeon"), a Japanese chemical manufacturer, granting Nippon Zeon exclusive rights to VTI's prototype AIDS vaccine and improvements in the Pacific Area. Under the agreement, VTI received an initial licensing payment, as well as a pre-commercialization payment, and was also entitled to receive additional pre-commercialization payments dependent upon receipt of certain regulatory approvals. In l995 Nippon Zeon released its rights to VTI's technology in consideration for VTI's agreement to pay Nippon Zeon a royalty on sales of products made with VTI's technology in the licensed area. In July l996 Nippon Zeon agreed to surrender its royalty rights, as well as any other rights it may have had to VTI's technology, in exchange for 45,000 shares of the Company's common stock, which shares are being offered by means of this prospectus. See "Selling Shareholders".
T-CELL MODULATION PROCESS
         In January 1996 the Company acquired a new patented T-cell Modulation Process which uses "heteroconjugates" to direct the body to chose a specific immune response.
         The ability to generate a specific immune response is important because many diseases are often not combatted effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.
         The Company intends to use this new technology to improve the cellular immune response of VTI's HIV HGP-30 immunogen which is currently in two clinical studies. In addition, the Company intends to use the technology to develop a potential Tuberculosis (TB) vaccine/treatment. TB is the largest killer of all infectious diseases worldwide and new strains of drug resistant TB are emerging daily. The technology is also a potential platform technology which could also work with many other peptides. Using this new technology, the Company is currently conducting in vitro laboratory and in vivo animal studies.

         The technology was acquired from Cell-Med, Incorporated ("CELL-MED") in consideration for the Company's agreement to pay certain liabilities of CELL-MED in the amount of approximately $6,000. If the Company elects to retain ownership in the technology after March 30, 1997, the Company must pay CELL-MED $200,000, plus additional payments ranging between $100,000 and $600,000, depending upon the Company's ability to obtain regulatory approval for clinical studies using the technology. In addition, should the Company receive FDA approval for the sale of any product incorporating the technology, the Company is obligated to pay CELL-MED an advance royalty of $500,000, a royalty of 5% of the sales price of any product using the technology, plus 15% of any amounts the Company receives as a result of sublicensing the technology. So long as the Company retains rights in the technology, the Company has also agreed to pay the future costs associated with pursuing and or maintaining CELL-MED's patent and patent applications relating to the technology. As of February 29, 1996, CELL-MED had been issued patents in Australia and from the European Patent Office covering the technology and had several U.S. and foreign patent applications pending.

COMPOUNDS AND PROCESSES LICENSED TO THE COMPANY

         The Company has acquired from Sittona Company, B.V., a Netherlands corporation ("Sittona"), the exclusive worldwide rights to patented IL-2 compounds, compositions and other processes and other lymphokine-related compounds, compositions and processes which are the subject of various patents, patent applications and disclosure documents filed with the United States Patent and Trademark Office as well as similar agencies of various foreign countries. Sittona acquired its rights in the foregoing products and technology from Hooper Trading Company N.V., and Shanksville Corporation N.V., both Netherland Antilles corporations. Pursuant to the terms of the license, the Company must pay to Sittona a royalty of l0% of all net sales received by the Company in connection with the manufacture, use or sale of the licensed compounds, compositions and processes and a royalty of l5% of all license fees and royalties received by the Company in connection with the grant by the Company of any sublicenses for the manufacture, use or sale of the licensed compounds, compositions and processes. On November 30, l983, a $l.4 million advance royalty was paid by the Company to Sittona to acquire the license. The license also requires the Company to bear the expense of preparing, filing and processing patent applications and to obtain and maintain patents in the United States and foreign countries on all inventions, developments and improvements made by or on behalf of the Company relating to the licensed compounds, compositions and processes. In this regard the Company has caused patent applications to be filed in several foreign countries and has undertaken the processing of previously filed patent applications. The exclusive license is to remain in effect until the expiration or abandonment of all patent rights or until the compounds, compositions and processes enter into the public domain, whichever is later. Sittona may also terminate the license for breach of the agreement, fraud on the part of the Company, or the bankruptcy or insolvency of the Company. Sittona, Hooper Trading Company and Shanksville Corporation are all controlled by Maximilian de Clara, the Company's President. See "Management Transactions with Related Parties".

         In 1987 a German company filed an opposition with the European
Patent Office with respect to one of the Company's European patents, alleging that certain aspects of the patent in question were previously disclosed to inventors during a conference held in Germany. A hearing on the opposition was held and on October 12, 1990 the European Patent Office rejected the opposition. The German company filing the opposition appealed the decision of the European Patent Office. In 1992 the Appellate Tribunal of the European Patent Office upheld the Company's process claims in the patent, while two minor claims were denied. The Company does not believe that the denial by the European Patent Office of these two minor process patent claims impairs the value of this patent in any significant degree.

         In February 1996 the Company filed a lawsuit against ImmunoRx and Dr. John Hadden for contract breach, tortious interference of contract and patent infringement concerning the Company's Multikine drug. The lawsuit, filed in the U.S. District Court for the Middle District of Florida, seeks damages and the termination of certain research and clinical studies being conducted by ImmunoRx and Dr. Hadden. From 1984 to 1992, Dr. Hadden consulted with the Company, performed research on Multikine and manufactured Multikine for the Company's head and neck cancer study in Florida. In early 1993, Dr. Hadden signed a separation agreement with the Company acknowledging the Company's ownership of both Multikine and the research results. The Company has learned that Dr. Hadden and ImmunoRx are apparently making copies of Multikine, in contravention of the separation agreement and the patents covering Multikine, and have begun clinical studies in a foreign country using a copy of Multikine.

         Process for the Production of IL-2 and IL-2 Product

         The Company's exclusive license includes processes for the production in high yields of natural human IL-2 using cell culture techniques applied to normal human cells. Based upon the results of the Company's research and human clinical trials, the Company believes that "natural" IL-2 produced by cell culture technologies, such as the Company's proprietary products, may have advantages over genetically engineered, bacteria-produced IL-2 ("recombinant IL-2") manufactured by other companies. There are basically two ways to produce IL-2 on a commercial scale: (1) applying genesplicing techniques using bacteria or other micro-organisms to produce recombinant IL-2; or, (2) applying cell culture technology using mammalian cells. Substantive differences exist between recombinant IL-2 and IL-2 produced through cell culture technology. For example:
(1) cell cultured IL2 is glycosylated (has sugars attached). Sugar attachments play a crucial role in cell recognition and have a significant effect on how fast a body clears out proteins. Proteins produced through bacteria have no sugar attachments and while recombinant IL-2 products produced from recombinant yeast or insect cells are glycosylated, they are not so to the right degree, or at the right locations. Cell cultured IL-2 has the "right" sugar attachments at the right places; (2) there are also structural differences related to folding (the way human proteins work depends on their sequence folding); and (3) the cell cultured IL-2 "cocktail" is administered in small dosages as pioneered by Company researchers. This formulation and dosage mimics the way immune regulators are naturally found and function within the body. This stands in stark contrast to the huge dosages required when recombinant IL-2 is administered to patients. In addition, patients treated with recombinant IL2 usually suffer severe side effects.

         Although mammalian cells (other than human cells) could be genetically engineered to produce glycosylated IL-2 in larger quantities than are produced by the Company's method, such mammalian cells could not be genetically engineered to produce the combination of human lymphokines and cytokines, which together with human glycosylated IL-2 form the MULTIKINE product used by the Company.
The Company is of the opinion that glycosylated IL-2 genetically produced from mammalian cells must be administered in large dosages before any benefits are observed. Even then, the Company believes that only a small percentage of patients will benefit from treatments consisting only of glycosylated IL-2. In addition, large dosages of glycosylated IL-2 can, as with recombinant IL-2, result in severe toxic reactions. In contrast, the Company believes the synergy between glycosylated IL-2 and certain other lymphokines/ cytokines allows MULTIKINE to be administered in low dosages, thereby avoiding the severe toxic reactions which often result when IL-2 is administered in large dosages.

         The technology licensed to the Company includes the basic production method employing the use of normal white blood cells, an improved production method based in part on this basic production method, a serum-free and mitogen-free IL-2 product, and a method for using this product in humans. Mitogens are used to stimulate cells to produce specific materials (in this case, IL-2). Mitogens remaining in the product of cell stimulation can cause allergic and anaphylactic reactions if not removed from the cell product prior to introduction into the body.

         The Company's license also pertains to a cell culture process for producing interleukin-2 and another type of cell process for producing serumfree and mitogen-free interleukin-2 preparations which avoids a mitogen stimulation step and uses interleukin-1 and white blood cells.

         The Company's license further includes a process for suppressing graft rejection in organ transplantation. This process employs the use of an agent which blocks the activity of IL-2 in proliferating T-cells which would otherwise destroy the transplanted organ. The Company regards further research and development of this process to involve a financial commitment beyond its present ability; thus, while the Company intends to attempt to enter into licensing arrangements with third parties concerning this process, it does not presently intend to conduct further research into, or development of, this process.

         The Company has an agreement with an unrelated corporation for the production, until 1997, of MULTIKINE for research and testing purposes. At present, this is the Company's only source of MULTIKINE. If this corporation could not, for any reason, supply the Company with MULTIKINE, the Company estimates that it would take approximately six to ten months to obtain supplies of MULTIKINE under an alternative manufacturing arrangement. The Company does not know what cost it would incur to obtain this alternative source of supply.

GOVERNMENT REGULATION

         The investigational agents and future products of the Company are regulated in the United States under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and the laws of certain states. The Federal Food and Drug Administration (FDA) exercises significant regulatory control over the clinical investigation and manufacture of pharmaceutical products.

         Prior to the time a pharmaceutical product can be marketed in the United States for therapeutic use, approval of the FDA must normally be obtained. Certain states, however, have passed laws which allow a state agency having functions similar to the FDA to approve the testing and use of pharmaceutical products within the state. In the case of either FDA or state regulation, preclinical testing programs on animals, followed by three phases of clinical testing on humans, are typically required in order to establish product safety and efficacy.

         The first stage of evaluation, preclinical testing, must be conducted in animals. After lack of toxicity has been demonstrated, the test results are submitted to the FDA (or state regulatory agency) along with a request for approval for further testing which includes the protocol that will be followed in the initial human clinical evaluation. If the applicable regulatory authority does not object to the proposed experiments, the investigator can proceed with Phase I trials. Phase I trials consist of pharmacological studies on a relatively few number of humans under rigidly controlled conditions in order to establish lack of toxicity and a safe dosage range.

         After Phase I testing is completed, one or more Phase II trials are conducted in a limited number of patients to test the product's ability to treat or prevent a specific disease, and the results are analyzed for clinical efficacy and safety. If the results appear to warrant confirmatory studies, the data is submitted to the applicable regulatory authority along with the protocol for a Phase III trial. Phase III trials consist of extensive studies in large populations designed to assess the safety of the product and the most desirable dosage in the treatment or prevention of a specific disease. The results of the clinical trials for a new biological drug are submitted to the FDA as part of a product license application ("PLA").

         In addition to obtaining FDA approval for a product, a biologics establishment license application ("ELA") must be filed in order to obtain FDA approval of the testing and manufacturing facilities in which the product is produced. To the extent all or a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the other entity's participation in the manufacturing process. Domestic manufacturing establishments are subject to inspections by the FDA and by other Federal, state and local agencies and must comply with Good Manufacturing Practices ("GMP") as appropriate for production. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

         The process of drug development and regulatory approval requires substantial resources and many years. There can be no assurance that regulatory approval will ever be obtained for products developed by the Company. Approval of drugs and biologicals by regulatory authorities of most foreign countries must also be obtained prior to initiation of marketing in those countries. The approval process varies from country to country and the time period required in each foreign country to obtain approval may be longer or shorter than that required for regulatory approval in the United States.

         The human clinical trials in Florida were authorized pursuant to applications filed by physicians at a southern Florida medical institution with the Florida Department of Health and Rehabilitative Services ("DHRS"). VTI's Phase I clinical trials were conducted pursuant to approvals obtained from the California Department of Health Services Food and Drug Branch. None of the clinical trials involving the Company's MULTIKINE product (including the prior trials conducted in London, England) have been conducted under the approval of the FDA and there are no assurances that clinical trials conducted under approval from state authorities or conducted in foreign countries will be accepted by the FDA. Product licensure in a foreign country or under state authority does not mean that the product will be licensed by the FDA and there are no assurances that the Company will receive any approval of the FDA or any other governmental entity for the manufacturing and/or marketing of a product. Consequently, the commencement of the manufacturing and marketing of any Company product is, in all likelihood, many years away.

COMPETITION AND MARKETING

         Many companies, nonprofit organizations and governmental institutions are conducting research on lymphokines. Competition in the development of therapeutic agents and diagnostic products incorporating lymphokines is intense. Large, well-established pharmaceutical companies are engaged in lymphokine research and development and have considerably greater resources than the Company has to develop products. The establishment by these large companies of in-house research groups and of joint research ventures with other entities is already occurring in these areas and will probably become even more prevalent. In addition, licensing and other collaborative arrangements between governmental and other nonprofit institutions and commercial enterprises, as well as the seeking of patent protection of inventions by nonprofit institutions and researchers, could result in strong competition for the Company. Any new developments made by such organizations may render the Company's licensed technology and know-how obsolete.

         Several biotechnology companies are producing IL-2-like compounds. The Company believes, however, that it is the only producer of a patented IL2 product using a patented cell-culture technology with normal human cells. The Company foresees that its principle competition will come from producers of genetically-engineered IL-2-like products. However, it is the Company's belief, based upon growing scientific evidence, that its natural IL-2 products have advantages over the genetically engineered, IL-2-like products. Evidence indicates that genetically engineered, IL-2-like products, which lack sugar molecules and typically are not water soluble, may be recognized by the immunological system as a foreign agent, leading to a measurable antibody build-up and thereby possibly voiding their therapeutic value. Furthermore, the Company's research has established that to have optimum therapeutic value IL-2 should be administered not as a single substance but rather as an IL-2 rich mixture of certain lymphokines and other proteins, i.e. as a "cocktail". If these differences prove to be of importance, and if the therapeutic value of its MULTIKINE product is conclusively established, the Company believes it will be able to establish a strong competitive position in a future market.

         The Company has not established a definitive plan for marketing nor has it established a price structure for the Company's saleable products. However, the Company intends, if the Company is in a position to begin commercialization of its products, to enter into written marketing agreements with various major pharmaceutical firms with established sales forces. The sales forces in turn would probably target the Company's products to cancer centers, physicians and clinics involved in immunotherapy.

         Competition to develop treatments for the control of AIDS is intense. Many of the pharmaceutical and biotechnology companies around the world are devoting substantial sums to the exploration and development of technologies useful in these areas. VTI's development of its experimental HGP-30 AIDS Vaccine, if successful, would likely face intense competition from other companies seeking to find alternative or better ways to prevent and treat AIDS.

         Both the Company and VTI may encounter problems, delays and additional expenses in developing marketing plans with outside firms. In addition, the Company and VTI may experience other limitations involving the proposed sale of their products, such as uncertainty of third-party reimbursement. There is no assurance that the Company or VTI can successfully market any products which they may develop or market them at competitive prices.

         The clinical trials funded to date by the Company and VTI have not been approved by the FDA, but rather have been conducted pursuant to approvals obtained from regulatory agencies in England, Canada and certain states. Since the results of these clinical trials may not be accepted by the FDA, companies which are conducting clinical trials approved by the FDA may have a competitive advantage in that the products of such companies are further advanced in the regulatory process than those of the Company or VTI.

PROPERTIES

         The Company's MULTIKINE product used in its pre-clinical and Phase I clinical trials in England was manufactured at a pilot plant at St. Thomas' Hospital Medical School using the Company's patented production methods and equipment owned by the Company. The MULTIKINE product used in the Florida clinical trials was manufactured in Florida. In February, 1993, the Company signed an agreement with a third party whereby the third party constructed a facility designed to produce the Company's MULTIKINE product. The Company paid the third party the cost of constructing this facility (approximately $200,000) in accordance with the Company's specifications.

         In October, 1994 the Company completed the construction of a research laboratory in space leased by the Company. The cost of modifying and equipping this space for the Company's purposes was approximately $1,200,000.
         The Company leases office space at 66 Canal Center Plaza, Alexandria, Virginia at a monthly rental of approximately $8,200 per month. The Company believes this arrangement is adequate for the conduct of its present business.
EMPLOYEES
         As of March 31, 1996 the Company, together with VTI,

employed 24 persons on a full-time basis.

                               MANAGEMENT

Officers and Directors

    Name                     Age               Position

    Maximilian de Clara       66       Director and President
    Geert R. Kersten, Esq.    37       Director, Chief Executive
                                        Officer, Secretary and
    Treasurer Patricia B. Prichep 43    Vice President of
    Operations
    M. Douglas Winship        45       Vice President of Regulatory
                                       Affairs and Quality
    Assurance Dr. Eyal Talor  40       Vice President of Research
    and
                                       Manufacturing
    Dr. Prem S. Sarin         61       Vice President of Research
for
Viral
                                       Technologies, Inc.
    Dr. Daniel H. Zimmerman   54       Vice President of Cellular
Immunology
    Mark V. Soresi            43       Director
    F. Donald Hudson          62       Director
    Edwin A. Shalloway        60       Director

         The directors of the Company serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been duly elected and qualified. The officers of the Company serve at the discretion of the Company's directors.

         Mr. Maximilian de Clara, by virtue of his position as an officer and director of the Company, may be deemed to be the "parent" and "founder" of the Company as those terms are defined under applicable rules and regulations of the Securities and Exchange Commission.

         The principal occupations of the Company's officers and directors, during the past several years, are as follows:

         Maximilian de Clara. Mr. de Clara has been a director of the Company since its inception in March, l983, and has been president of the Company since July, l983. Prior to his affiliation with the Company, and since at least l978, Mr. de Clara was involved in the management of his personal investments and personally funding research in the fields of biotechnology and biomedicine. Mr. de Clara attended the medical school of the University of Munich from l949 to l955, but left before he received a medical degree. During the summers of l954 and l955, he worked as a research assistant at the University of Istanbul in the field of cancer research. For his efforts and dedication to research and development in the fight against cancer and AIDS, Mr. de Clara was awarded the "Pour le
Merit" honorary medal of the Austrian Military Order "Merito Navale" as well as the honor cross of the Austrian Albert Schweitzer
Society.
         Geert R. Kersten, Esq. Mr. Kersten was Director of Corporate and Investment Relations for the Company between February, 1987 and October, 1987. In October of 1987, he was appointed Vice President of Operations. In
December, 1988, Mr. Kersten was appointed director of the Company. Mr. Kersten also became the Company's secretary and treasurer in 1989. In May, 1992, Mr. Kersten was appointed Chief Operating Officer and in February, 1995, Mr. Kersten became the Company's
Chief Executive Officer. In previous years, Mr. Kersten worked as a financial analyst with Source Capital, Ltd., an investment advising firm in McLean, Virginia. Mr. Kersten is a stepson of Maximilian de Clara, who is the President and a Director of the Company. Mr. Kersten attended George Washington University in Washington, D.C. where he earned a B.A. in Accounting and an M.B.A. with emphasis on International Finance. He also attended law school at American University in Washington, D.C. where he received a Juris Doctor degree.
         Patricia B. Prichep has been the Company's Vice President of Operations since March, 1994. Between December, 1992 and March, 1994, Ms. Prichep was the Company's Director of Operations. From June, 1990 to December, 1992, Ms. Prichep was the Manager of Quality and Productivity for the NASD's Management, Systems and Support Department. Between 1982 and 1990, Ms. Prichep was Vice President and Operations Manager for Source Capital, Ltd.
         M. Douglas Winship has been the Company's Vice President of Regulatory Affairs and Quality Assurance since April, 1994. Between 1988 and April, 1994, Mr. Winship held various positions with Curative Technologies, Inc., including Vice President of Regulatory Affairs and Quality Assurance (1991-1994).
         Dr. Eyal Talor has been the Company's Vice President of Research and Manufacturing since March, 1994. From October, 1993 until March, 1994, Dr. Talor was Director of Research, Manufacturing and Quality Control, as well as the Director of the Clinical Laboratory, for Chesapeake Biological Laboratories, Inc. From 1991 to 1993, Dr. Talor was a scientist with SRA Technologies, Inc., as well as the director of SRA's Flow Cytometry Laboratory (19911993) and Clinical Laboratory (1992-1993). During 1992 and 1993, Dr.
Talor was also the Regulatory Affairs and Safety Officer For SRA. Since 1987, Dr. Talor has held various positions with the John Hopkins University, including course coordinator for the School of Continuing Studies (1989-Present), research associate and lecturer in the Department of
Immunology and Infectious Diseases (1987-1991), and associate professor (1991Present).
         Prem S. Sarin, Ph.D. has been the Vice President of Research for Viral Technologies, Inc. (the Company's wholly-owned subsidiary) since May 1, 1993. Dr. Sarin was an Adjunct Professor of Biochemistry at the George Washington University School of Medicine, Washington, D.C., from 1986-1992. From 1975-1991 Dr. Sarin held the position of Deputy Chief, Laboratory of Tumor Cell Biology at the National Cancer Institute (NCI), NIH, Bethesda, Maryland. Dr. Sarin was a Senior Investigator (1974-1975) and a Visiting Scientist (1972-
1974) at the Laboratory of Tumor Cell Biology at NCI, NIH. From 19711972 Dr. Sarin held the position of Director, Department of Molecular Biology, Bionetics Research Laboratory, Bethesda, Maryland.

         Daniel H. Zimmerman, Ph.D. has been the Company's Vice President of Cellular Immunology since January 1996. Dr. Zimmerman founded CELL MED, Inc. and was its president from 1987-1995. From 1973 to 1987 Dr. Zimmerman served in various positions at Electronucleonics, Inc. including Scientist, Senior Scientist, Technical Director and Program Manager. From 1969-1973 Dr. Zimmerman was a Senior Staff Fellow at NIH.

 Mark V. Soresi. Mr. Soresi became a director of the Company in July, 1989. In 1982, Mr. Soresi founded, and since that date has been the president and Chief Executive Officer of REMAC(R), Inc. REMAC(R) is involved in the clean-up of hazardous and toxic waste dump sites. Mr. Soresi attended George Washington University in Washington, D.C. where he earned a Bachelor of Science in Chemistry.

     F. Donald Hudson. F. Donald Hudson has been a director of the Company since May, 1992. From December 1994 to October 1995 Mr. Hudson was President and Chief Executive Officer of VIMRx Pharmaceuticals, Inc. Between 1990 and 1993, Mr. Hudson was President and Chief Executive Officer of Neuromedica, Inc., a development stage company engaged in neurological research. Until January, 1989, Mr. Hudson served as Chairman and Chief Executive Officer of Transgenic Sciences, Inc. (now TSI Corporation), a publicly held biotechnology corporation which he founded in January, 1987. From October, 1985 until January, 1987, Mr. Hudson was a director of Organogenesis, Inc., a publicly held biotechnology corporation of which he was a founder, and for five years prior thereto was Executive Vice President and a director of Integrated Genetics, Inc., a corporation also engaged in biotechnology which he co-founded and which was publicly traded until its acquisition in 1989 by Genzyme, Inc.
         Edwin A. Shalloway, Esq. Mr. Shalloway has been a director of the Company since May, 1992. Mr. Shalloway is and has been since 1964, a partner in the law firm of Sherman and Shalloway which specializes in matters of patent law. Mr. Shalloway attended the University of Georgia where he earned a Bachelor of Science and Bachelor of Arts degrees. Mr. Shalloway received his law degree from the American University in Washington, D.C. Mr. Shalloway is also the President of the International Licensing Executive Society.
         All of the Company's officers devote substantially all of their time on the Company's business. Messrs. Soresi, Hudson and Shalloway, as directors, devote only a minimal amount of time to the Company.
   The Company has an audit committee whose members are Geert R. Kersten, F. Donald Hudson and Edwin A. Shalloway.

Executive Compensation
     The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal year ended September 30, 1995.

                     Annual Compensation            Long Term
Compensation
                                                     Re-
All
                                           Other    stric-
Other
                                           Annual    ted
LTIP   Com-
                                           Compen-   Stock   Options  Pay-
pensa-
Name and Princi-    Fiscal Salary   Bonus  sation   Awards   Granted
outs   tion pal Position               Year    (1)     (2)
(3)   (4)      (5)     (6)    (7)

Maximilian de Clara, 1995        - -  $95,181        -   225,000
- -       -
President            1994        - -  $93,752        -   70,000
- -       -
                     1993        - -  $59,376        -       -

- -       -

Geert R. Kersten,    1995 $164,801 -  $ 9,426        - 224,750
- -  $3,911
Chief Executive      1994 $182,539 -  $ 8,183        -  50,000
- -  $4,497
Officer, Secretary   1993 $163,204 -  $ 6,046        -       -
     -  $3,289
and Treasurer

M. Douglas Winship,  1995 $113,500     -  $ 1,200   -   22,000    -  $2,100
Vice President of
Regulatory Affairs

Suzanne Beckner,     1995 $102,250     -        -      -      25,000    -
$2,830
Vice President of
Clinical Development*

*  Dr. Beckner resigned her position with the Company in November
1995.

(1) The dollar value of base salary (cash and non-cash) received.

(2) The dollar value of bonus (cash and non-cash) received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represent automobile, parking and other transportation expenses.


(4) During the period covered by the Table, no shares of restricted stock were issued as compensation for services to the persons listed in the table. As of September 30, 1995, the number of shares of the Company's common stock, owned by the officers included in the table above, and the value of such shares at such date, based upon the market price of the Company's common stock were:


         Name                       Shares            Value
         Maximilian de Clara        5,000             $23,100
         Geert R. Kersten          84,940            $392,423

    Dividends may be paid on shares of restricted stock owned by the Company's officers and directors, although the Company has no plans to pay dividends. Mr. Winship and Ms. Beckner did not own any shares of the Company's Common Stock at September 30, 1995.

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the Table. The amounts in this table include options granted in prior years but which were repriced during the year ending September 30, 1995. See "Ten Year Option/SAR Repricings" table below.

(6) "LTIP" is an abbreviation for "Long-Term Incentive Plan". An LTIP is any plan that is intended to serve as an incentive for performance to occur over a period longer than one fiscal year. Amounts reported in this column represent payments received during the applicable fiscal year by the named officer pursuant to an LTIP.
(7) All other compensation received that the Company could not properly report in any other column of the Table including annual Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the named executive officer, and the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company. Amounts in the table represent contributions made by the Company to a 401(k) pension plan on behalf of persons named in the table.
Long Term Incentive Plans - Awards in Last Fiscal Year

         None.

Employee Pension, Profit Sharing or Other Retirement Plans

         During 1993 the Company implemented a defined contribution retirement plan, qualifying under Section 401(k) of the Internal Revenue Code and covering substantially all the Company's employees. The Company's contribution is equal to the lesser of 3% of each employee's salary, or 50% of the employee's contribution. The 1995 expenses for this plan were $24,913. Other than the 401(k) Plan, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan.
Compensation of Directors
         Standard Arrangements. The Company currently pays its directors $1,500 per quarter, plus expenses. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.
         Other Arrangements. The Company has from time to time granted options to its outside directors, Mr. Soresi, Mr. Hudson and Mr. Shalloway. See Stock Options below for additional information concerning options granted to the Company's directors.
Employment Contracts
         Effective August 1, 1994, the Company entered into a three-year employment agreement with Mr. Kersten. The employment agreement provides that during the period between August 1, 1994 and July 31, 1995, the Company will pay Mr. Kersten an annual salary of $198,985. During the years ending August 31, 1996 and 1997, the Company will pay Mr. Kersten a salary of $218,883 and $240,771 respectively. In the event that there is a material reduction in Mr. Kersten's authority, duties or activities, or in the event there is a change in the control of the Company, then the agreement allows Mr. Kersten to resign from his position at the Company and receive a lump-sum payment from the Company equal to 18 months salary. For purposes of the employment agreement, a change in the control of the Company means the sale of more than 50% of the outstanding shares of the Company's Common Stock, or a change in a majority of the Company's directors. Pursuant to the agreement, the Company also agreed to grant Mr. Kersten, in accordance with the Company's 1994 Incentive Stock Option Plan, options to purchase 50,000 shares of the Company's Common Stock.
Compensation Committee Interlocks and Insider Participation
         The Company has a compensation committee comprised of all of the Company's directors, with the exception of Mr. Kersten. During the year ended September 30, 1995, Mr. de Clara was the only officer participating in deliberations of the Company's compensation committee concerning executive officer compensation. See "Transactions witih Related Parties" below for information concerning transactions between the Company and Mr. de Clara.
         During the year ended September 30, 1995, no director of the Company was also an executive officer of another entity, which had an executive officer of the Company serving as a director of such entity or as a member of the compensation committee of such entity.
Stock Options
         The following tables set forth information concerning the options granted, during the fiscal year ended September 30, 1995, to the persons named below, and the fiscal year-end value of all unexercised options (regardless of when granted) held by these persons.

   Options Granted During Fiscal Year Ending September 30, l995

                          Potential Individual Grants (1) Realizable
                   Value at
                        % of Total               Assumed Annual Rates
                          Options                            of Stock
                        Price Granted to   Exercise   ppreciation for
         Options   Employees in Price Per  Expiration  tion Term (3)
Name       Granted (#) Fiscal Year  Share (1)     Date   5%     10%

Maximilian     15,000               $2.87     3/19/01    $ 14,550  $
30,750
 de Clara      70,000               $2.87        11/1/01$ 67,900
$176,400
               70,000                  $2.87     7/29/04    $272,300
$272,300
               70,000                  $3.87     7/31/05    $240,100
$501,200
              225,000       32%

Geert R.       50,000 (2)              $2.87     1/10/98    $ 20,500
$
42,000
Kersten          750                  $2.87     3/28/98    $    287
                                 $
705
                4,000                  $2.87    10/31/99    $  2,440
$
5,320
               10,000                  $2.87    10/31/00    $  7,900
$
17,500
               10,000                  $2.87     3/19/01    $  9,700
$
22,100
               50,000                  $2.87    11/01/01    $ 48,500
$110,700
               50,000                  $2.87     7/29/04    $ 79,000
$194,500
               50,000                  $3.87     7/31/05    $171,500
$358,000
              224,750       32%

M. Douglas      2,000 (2)              $2.87     1/10/98    $    720
$
1,660
Winship       15,000                  $2.87      4/4/04    $ 23,700
                                 $
58,350
                5,000                  $3.87     7/31/05    $ 17,150
$
35,800
               22,000        3%

Suzanne         5,000 (2)              $2.87     1/10/98    $  1,750
$
4,150
Beckner        8,000                  $2.87     7/11/04    $ 12,640
                                 $
31,120
               12,000                  $3.87     7/31/05    $ 41,160
$
85,920
               25,000      3.5%

(1) Includes options granted in prior fiscal years but which were
    repriced in June 1995.               See "Ten-Year Option/SAR
    Repricings" table below.

(2) Options were granted in accordance with the Company's 1995 salary reduction plan. Pursuant to the salary reduction plan, any employee of the Company was allowed to receive options in exchange for a one-time reduction in such employee's salary.

(3) The potential realizable value of the options shown in the table assuming the market price of the Company's Common Stock appreciates in value from the date of the grant to the end of the option term at 5% or 10%.

            Option Exercises and Year End Option Values
                                              Number of    Value of
                                             UnexerUnexercised
                                             cised In-the-
Money
                                               Options     Options at
Fiscal
                       Shares                    (3)         Year-End
(4)
                      Acquired     Value
                     on Exercise  Realized  Exercisable/
Exercisable/ Name                              (1)        (2)
Unexercisable  Unexercisable

Maximilian de Clara      - -   108,334/116,666 $189,584/$134,165
Geert R. Kersten         - -    85,750/139,000 $150,062/$193,250
M. Douglas Winship       - -     5,000/ 17,000 $  8,750/$ 24,750
Suzanne Beckner          - -     2,667/ 22,333 $  4,667/$ 27,083

(1) The number of shares received upon exercise of options during the fiscal year ended September 30, 1995.

(2) With respect to options exercised during the Company's fiscal year ended September 30, 1995, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.

(3) The total number of unexercised options held as of September
    30, 1995, separated between those options that were exercisable and those options that were not exercisable.

(4) For all unexercised options held as of September 30, 1995, the aggregate dollar value of the excess of the market value of the stock underlying those options (as of September 30, 1995) over the exercise price of those unexercised options. Values are shown separately for those options that were exercisable, and those options that were not yet exercisable, on September 30, 1995.

                  Ten-Year Option/SAR Repricings

         In June 1995 the Company lowered the exercise price on options held by all of the Company's officers, directors and employees to $2.87 per share. The options subject to this repricing allowed for the purchase of up to 444,250 shares of the Company's Common Stock and included options previously granted to those persons listed below. The Company's Board of Directors lowered the exercise of these options since at the time of repricing (June 10, 1995), the options no longer provided a benefit to the option holders due to the difference between the exercise price of the options and the market price of the Company's Common Stock. The following table provides more information concerning the repricing of these options.
                     Number of
Length of
                     Securities    Market    Exercise
Original
Op-
                     Underlying   Price of   Price at
tion Term
                     Options/     Stock at   Time of
Remaining
at
                     SARs Re-  Repricing Repricing New    Date of Re-
                     priced or r Amend- or Amend-  Exercise pricing
or
Name        Date     Amended (#) ment ($)  ment ($) Price ($)
mendment

Maximilian  6/10/95     15,000      $2.87  $10.90 $2.87     63 mos.
 de Clara               70,000      $2.87  $20.90 $2.87     70 mos.
                        70,000      $2.87   $8.70 $2.87    108 mos.

Geert R.    6/10/95     50,000      $2.87  $4.10  $2.87     30 mos.
 Kersten                   750      $2.87  $11.60 $2.87     33 mos.
                         4,000      $2.87  $4.00  $2.87     52 mos.
                        10,000      $2.87  $8.40  $2.87     64 mos.
                        10,000      $2.87  $10.90 $2.87     68 mos.
                        50,000      $2.87  $20.90 $2.87     76 mos.
                        50,000      $2.87  $8.70  $2.87    108 mos.

M. Douglas  6/10/95      2,000      $2.87  $4.10  $2.87     30 mos.
Winship                15,000      $2.87  $11.20     $2.87  105 mos.

Suzanne     6/10/95      5,000      $2.87  $4.10  $2.87     30 mos.
Beckner                 8,000      $2.87   $6.80     $2.87  107 mos.

Stock Option and Bonus Plans

         The Company has Incentive Stock Option Plans, Non-Qualified Stock Option Plans and a Stock Bonus Plan. A summary description of these Plans follows. In some cases these Plans are collectively referred to as the "Plans".
         Incentive Stock Option Plan. The Incentive Stock Option Plans collectively authorize the issuance of up to 800,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plan. Only Company employees may be granted options pursuant to the Incentive Stock Option Plan.
         To be classified as incentive stock options under the Internal Revenue Code, options granted pursuant to the Plans must be exercised prior to the following dates:
         (a) The expiration of three months after the date on which an option holder's employment by the Company is terminated (except if such termination is due to the death or permanent and total disability);
         (b) The expiration of 12 months after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's permanent and total disability;
         (c) In the event of an option holder's death while in the employ of the Company, his executors or administrators may exercise, within three months following the date of his death, the option as to any of the shares not previously exercised;
         The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.
         Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant. Any other option granted pursuant to the Plan may not be exercisable by its terms after ten years from the date of grant.
         The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning more than 10% of the Company's outstanding shares).
         Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plans collectively authorize the issuance of up to 1,360,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plans. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plans, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.
         Stock Bonus Plan. Up to 40,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares, provided however that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

         Other Information Regarding the Plans. The Plans are administered by the Company's Compensation Committee ("the Committee"), each member of which is a director of the Company. The members of the Committee were selected by the Company's Board of Directors and serve for a one-year tenure and until their successors are elected. A member of the Committee may be removed at any time by action of the Board of Directors. Any vacancies which may occur on the Committee will be filled by the Board of Directors. The Committee is vested with the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Committee is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

         In the discretion of the Committee, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Committee may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Committee administering the Plan at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a nonemployee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. At the discretion of the Committee payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Committee.

         Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Committee when the shares were issued.

         The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner they deem appropriate, provided that such amendment, termination or suspension will not adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

         Prior Stock Option and Bonus Plan. The Company previously had in effect a Stock Option and Bonus Plan ("the 1987 Plan") which provided for the grant to the Company's officers, directors, employees and consultants of either (i) shares of the Company's Common Stock for services rendered or (ii) options to purchase shares of Common Stock. The 1987 Plan was terminated by the Company in 1992. Since the 1987 Plan was terminated, no further options will be granted and no further bonus shares will be issued pursuant to the 1987 Plan. However, options previously granted may nevertheless still be exercised according to the terms of the options. Prior to the termination of the 1987 Plan, the Company granted options to purchase 189,250 shares of the Company's Common Stock. To date, options to purchase 6,000 shares have been exercised. In June, 1995 the Company cancelled options to purchase 176,250 shares that had previously been granted under this Plan and reissued options for the same number of shares under the Company's other stock option plans. See "Option Summary" below.
         Option Summary. The following sets forth certain information, as of June 30, 1996, concerning the stock options granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                              Total         Shares
                              Shares     Reserved for   Remaining
                               Reserved    Outstanding     Options
Name of Plan                  Under Plan     Options      Under Plan

1987 Stock Option and Bonus Plan 200,000        7,000            (1)
1992 Incentive Stock Option Plan 100,000       94,050         3,283
1992 Non-Qualified Stock Option
 Plan                             60,000       45,000             -
1994 Incentive Stock Option Plan  100,000      100,000             -
1994 Non-Qualified Stock Option
 Plan                             100,000       97,250         2,750
1995 Non-Qualified Stock Option
 Plan                             800,000      638,626       111,374
1996 Incentive Stock Option Plan  600,000            -       600,000
1996 Non-Qualified Stock Option

 Plan                             400,000            -       400,000

TOTAL:                                         981,926     1,117,407

(1) This Plan was terminated in 1992 and as a result, no new options will be granted pursuant to this Plan.

         As of June 30, 1996, 1,500 shares had been issued pursuant to the Company's 1992 Stock Bonus Plan. All of these shares were issued during the fiscal year ending September 30, 1994.

Transactions with Related Parties

         The technology and know-how licensed to the Company was developed by a group of researchers under the direction of Dr. Hans-Ake Fabricius and was assigned, during l980 and l98l, to Hooper Trading Company, N.V., a Netherlands Antilles' corporation ("Hooper"), and Shanksville Corporation, also a Netherlands Antilles corporation ("Shanksville"). Mr. de Clara and Dr. Fabricius own 50% and 30%, respectively, of each of these companies. The technology and know-how assigned to Hooper and Shanksville was licensed to Sittona Company, B.V., a Netherlands corporation ("Sittona"), effective September, l982 pursuant to a licensing agreement which requires Sittona to pay to Hooper and Shanksville royalties on income received by Sittona respecting the technology and know-how licensed to Sittona. In l983, Sittona licensed this technology to the Company and received from the Company a $1,400,000 advance royalty payment. At such time as the Company generates revenues from the sale or sublicense of this technology, the Company will be required to pay royalties to Sittona equal to l0% of net sales and l5% of the licensing royalties received from third parties. In that event, Sittona, pursuant to its licensing agreements with Hooper and Shanksville, will be required to pay to those companies a minimum of l0% of any royalty payments received from the Company.
         In 1985, Mr. de Clara acquired all of the issued and outstanding stock of Sittona. Mr. de Clara and Dr. Fabricius, because of their ownership interests in Hooper and Shanksville, could receive approximately 50% and 30% respectively of any royalties paid by Sittona to Hooper and Shanksville, and Mr. de Clara, through his interest in all three companies (Hooper, Shanksville and Sittona), will receive up to 95% of any royalties paid by the Company.
Legal Matters
         During the year ended September 30, 1993, the Company paid Mr. de Clara approximately $23,000 for legal expenses incurred by Mr. de Clara in defending a legal action brought against Mr. de Clara by an unrelated third party who claimed that Mr. de Clara owed the third party 25,000 shares of the Company's Common Stock as a fee for introducing the Company (in
1985) to persons who allegedly were willing to (but did not) provide funds to the Company. Although the Company was not a party to this proceeding, the Company's Board of Directors has determined, based upon information supplied by Mr. de Clara, that the third party's claims against Mr. de Clara arose as a result of Mr. de Clara's efforts to obtain funding for the Company. Accordingly, the Board of Directors determined that Mr. de Clara was entitled by law to indemnification and in October, 1993, the Company issued 25,000 shares of its common stock to the third party claiming the shares from Mr. de Clara.
         The Securities and Exchange Commission found that between 1988 and 1991 Mr. de Clara failed to timely file reports of beneficial ownership required by the Securities Exchange Act of 1934. In May, 1992, the Commission entered an order requiring Mr. de Clara to file reports of beneficial ownership on a timely basis.

                     PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of July 31, 1996, information with respect to the only persons owning beneficially 5% or more of the outstanding Common Stock and the number and percentage of outstanding shares owned by each director and officer and by the officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment powers over his shares of Common Stock.
                                       Number of       Percent of
Name and Address                         Shares  (1)    Class    (4)

Maximilian de Clara                     46,667 (2)               *
Bergstrasse 79
6078 Lungern,
Obwalden, Switzerland

Geert R. Kersten                       268,357 (3)            4.1%
66 Canal Center Plaza
Suite 510
Alexandria, VA  223l4

Patricia B. Prichep                     21,197                   *
66 Canal Center Plaza
Suite 510
Alexandria, VA  223l4

M. Douglas Winship                      13,667                   *
66 Canal Center Plaza
Suite 510
Alexandria, VA  223l4

Dr. Eyal Talor                          14,501                   *
66 Canal Center Plaza
Suite 510
Alexandria, VA  223l4

Dr. Prem Sarin                          10,834                   *
66 Canal Center Plaza
Suite 510
Alexandria, VA  22314

Mark Soresi                             19,375                   *
l0l0 Wayne Ave., 8th Floor
Silver Spring, MD  209l0

F. Donald Hudson                        15,500                   *
53 Mt. Vernon Street
Boston, MA  02108

Edwin A. Shalloway                      15,500                   *
413 North Washington Street
Alexandria, VA  22314

All Officers and Directors
as a Group (10 persons)                425,598
6.0%

*Less than 1%


(1) Includes shares issuable prior to August 31, 1996 upon the exercise of options or warrants granted to the following persons:

                                          Options or Warrants
         Exercisable Name                    Prior to August 31,
         1996

         Maximilian de Clara                      46,667
         Geert R. Kersten                         163,417
         Patricia B. Prichep                      18,167
         M. Douglas Winship                       13,667
         Dr. Eyal Talor                           13,001
         Dr. Prem Sarin                           10,834
         Mark Soresi                              17,500
         F. Donald Hudson                         15,500
         Edwin A. Shalloway                       15,500

   See "Management" for information concerning outstanding stock options.

(2) All shares are held of record by Milford Trading, Ltd., a corporation organized pursuant to the laws of Liberia. All of the issued and outstanding shares of Milford Trading, Ltd. are owned beneficially by Mr. de Clara.

(3) Amount includes shares held in trust for the benefit of Mr.
    Kersten's minor children. Geert R. Kersten is the stepson of Maximilian de Clara.

(4) Amount excludes shares which may be issued upon the exercise and/or conversion of options, warrants and other convertible securities previously issued by the Company. See "Dilution and Comparative Share Data".

                       SELLING SHAREHOLDERS

         This Prospectus relates to the sale by certain Warrant Holders of up to 115,000 shares of Common Stock, which shares were issued upon the exercise of Sales Agent Warrants, the sale of 45,000 shares of common stock by Nippon Zeon Co., Ltd. ("Nippon Zeon"), which shares were issued in exchange for the cancellation of certain royalties payable by the Company to Nippon Zeon, and the sale of 50,000 shares of common stock acquired by a consultant upon the exercise of an option.

         In connection with the Company's June and September offerings of 1,150,000 shares of Common Stock and 1,150,000 Common Stock Purchase Warrants, Neidiger/Tucker/ Bruner, Inc., the Sales Agent for these offerings, received a commission, a non-accountable expense allowance and warrants to purchase (i) 57,500 shares of the Company's Common Stock at $2.00 per share, (ii) 57,500 shares at $2.40 per share, and (ii) an additional 115,000 shares at $3.25 per share. Neidiger/Tucker/Bruner, Inc. subsequently assigned the
Sales Agent's Warrants to the persons named below. Prior to the date of this Prospectus, the holders of the Sales Agent's Warrants collectively exercised Warrants pertaining to 115,000 shares of the
Company's Common Stock.     The shares issued to the Warrant Holders
as a result of the exercise of the Warrants are being offered for public sale by means of this Prospectus.

         In December l987, VTI signed a licensing agreement with Nippon Zeon Co., Ltd. ("Nippon Zeon"), a Japanese chemical manufacturer, granting Nippon Zeon exclusive rights to VTI's prototype AIDS vaccine and improvements in the Pacific Area. Under the agreement, VTI received an initial licensing payment, as well as a pre-commercialization payment, and was also entitled to receive additional pre-commercialization payments dependent upon receipt of certain regulatory approvals. In l995 Nippon Zeon released its rights to VTI's technology in consideration for VTI's agreement to pay Nippon Zeon a royalty on sales products made with VTI's technology in the licensed area. In July 1996 Nippon Zeon agreed to surrender its royalty rights, as well as any other rights it may have had to VTI's technology, in exchange for 45,000 shares of the Company's common stock, which shares are being offered for public sale by means of this Prospectus.

         In February 1996 the Company issued an option to Landon Barretto in partial consideration for public relations services provided to the Company. The option allows Mr. Barretto to purchase 50,000 shares of the Company's common stock at a price of $3.25 per share. The shares acquired by Mr. Barretto upon the exercise of this option are being offered to the public by means of this Prospectus.

         The holders of the Sales Agent's Warrants and Mr. Barretto, in the event they exercise their Warrants and option and receive shares of the Company's Common Stock, as well as Nippon Zeon, are sometimes referred to in this Prospectus as the "Selling Shareholders". The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

         The names of the Selling Shareholders are:
                                         Shares to           Share
                           Shares        be Sold in          Owner-
                         Presently         This             ship
After
Name                       Owned          Offering (1)
Offering

Eugene Neidiger              -             12,280                -
Michael McCaffrey            -             46,500                -
George McCaffrey             -             31,500                -
Robert Parrish               -              6,120                -
J. Henry Morgan              -              6,760                -
Anthony Petrelli             -              9,940                -
Charles Bruner               -             10,900                -
John Turk                    -              6,000                -
Nippon Zeon                  -             45,000                -
   Landon Baretto            -             50,000                -



                                          210,000

The address of each Selling Shareholder, with the exception of Nippon
Zeon, is:

                        c/o Neidiger/Tucker/Bruner, Inc.
                         5990 S. Greenwood Plaza
                                   Blvd. Suite 125
                              Englewood, CO
80111

The address of Nippon Zeon is:
                             Nippon Zeon Co.,
                             Ltd. Furukawa Sogo
                             Building
                                2-6-1 Marunduchi
                             Chiyoda-Ku, Tokyo
                                     l00 Japan

   The address of Landon Barretto is:
                            224-1152 Mainland
                         Street Vancouver, BC,
                         Canada  V6B 4X2


(1) In the case of all persons except Nippon Zeon and Landon Baretto, represents shares issuable as a result of the exercise of the Sales Agent's Warrants. In the case of Mr. Barretto, represents shares acquired by Mr. Barretto as a result of an option granted to Mr. Baretto. See "Dilution and Comparative Share Data."
    Amounts in table assume all shares which may be acquired upon the exercise of the Sales Agent's Warrants are sold to the public by means of this Prospectus.
         Manner of Sale. The shares of Common Stock owned, or which may be acquired, by the Selling Shareholders may be offered and sold by means of this Prospectus from time to time as market conditions permit in the over-thecounter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated.
    The Selling Shareholders and any broker/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of 2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.
         The Company has advised the Selling Shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act of 1933. The Company has also advised each Selling Shareholder that in the event of a "distribution" of the shares owned by the Selling Shareholder, such Selling Shareholder, any "affiliated purchasers", and any broker/ dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. A "distribution" is defined in Rule 10b-6 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". The Company has also advised the Selling Shareholders that Rule 10b-7 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering.
         Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. If Rule 10b-6 applies to the offer and sale of any of the Shares, then participating broker/dealers will be obligated to cease market-making activities nine business days prior to their participation in the offer and sale of such Shares and may not recommence market-making activities until their participation in the distribution has been completed. If Rule 10b-6 applies to one or more of the principal marketmakers in the Company's Common Stock, the market price of such stock could be adversely affected.

                        DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 100,000,000 shares of Common Stock, (the "Common Stock"). Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.
Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

         Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable and all of the shares of Common Stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.
Preferred Stock
         The Company is authorized to issue up to 200,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

         In May 1996 the Company sold 3,500 shares of its Series A Preferred Stock (the "Preferred Shares") for $3,500,000 or $1,000 per share. At the purchasers' option, up to 1,750 Preferred Shares are convertible, on or after 60 days from the closing date of the purchase of such shares (the "Closing"), into shares of the Company's Common Stock on the basis of one share of Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 by 85% of the Closing Price of the Company's Common Stock.
All Preferred Shares are convertible, on or after 90 days from the Closing, on the basis of one share of Preferred Stock for shares of the Company's Common Stock equal in number to the amount determined by dividing $1,000 by 83% of the Closing Price of the Company's Common Stock. The term "Closing Price" is defined as the average closing bid price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Preferred Stock. Notwithstanding the above, the conversion price may not be less than $3.00 nor more than $8.00, except that if the Closing Price is less than $3.00, then the conversion price will be equal to the Closing Price. The Preferred Shares are entitled to a quarterly dividend of $17.50 per share. Any Preferred Shares which are outstanding on the second anniversary of the Closing will be automatically converted into shares of the Company's Common Stock. The Preferred Shares have a liquidation preference over the Company's Common Stock. The shares issuable upon the conversion of the Preferred Shares have been registered for sales pursuant to a separate Registration Statement. See "Risk Factors" and "Dilution and Comparative Share Data."

Publicly Traded Warrants

         In connection with the Company's February, 1992 public offering, the Company issued 5,175,000 Warrants. Every ten Warrants entitle the holder to purchase one share of the Company's Common Stock at a price of $15.00 per share prior to February 7, 1997. The Company, upon 30-days notice, may accelerate the expiration date of the Warrants, provided, however, that at the time the Company gives such notice of acceleration (1) the Company has in effect a current registration statement covering the shares of Common Stock issuable upon the exercise of the Warrants and (2) at any time during the 30 day period preceding such notice, the average closing bid price of the
Company's Common Stock has been at least 20% higher than the warrant exercise price for 15 consecutive trading days. If the expiration date is accelerated, all Warrants not exercised within the 30-day period will expire.
    Other provisions of the Warrants are set forth below. This information is subject to the provisions of the Warrant Certificate representing the Warrants.

     1. Holders of the Warrants may sell the Warrants rather than exercise them. However, there can be no assurance that a market will develop or continue as to the Warrants.
         2. Unless exercised within the time provided for exercise, the Warrants will automatically expire.
         3. The exercise price of the Warrants may not be increased during the term of the Warrants, but the exercise price may be decreased at the discretion of the Company's Board of Directors by giving each Warrant holder notice of such decrease. The exercise period for the Warrants may be extended by the Company's Board of Directors giving notice of such extension to each Warrant holder of record.
         4. There is no minimum number of shares which must be purchased upon exercise of the Warrants.
         5. The holders of the Warrants in certain instances are protected against dilution of their interests represented by the underlying shares of Common Stock upon the occurrence of stock dividends, stock splits, reclassifications, and mergers.
         6. The holders of the Warrants have no voting power and are not entitled to dividends. In the event of a liquidation, dissolution, or winding up of the Company, holders of the Warrants will not be entitled to participate in the distribution of the Company's assets.
Convertible Notes
     In March 1996 the Company sold $l,250,000 of Convertible Notes ("Notes") to two persons. The Notes were convertible from time to time in whole or in part, into shares of the Company's Common Stock. The conversion price was the lesser of (i) $5 per share or (ii) 80% of the average closing bid price of the Company's Common Stock during the five trading days immediately preceding the date of such conversion. Prior to July 31, l996, all of the Notes were converted into 250,000 shares of the Company's common stock. The Company has made appropriate filings with the Securities and Exchange Commission such that the shares issuable upon the conversion of the Notes are available for public sale.

Transfer Agent

         American Securities Transfer, Inc., of Denver, Colorado, is the transfer agent for the Company's Common Stock.

                            LITIGATION

         In February 1996 the Company filed a lawsuit against ImmunoRx and Dr. John Hadden for contract breach, tortious interference of contract and patent infringement concerning the Company's Multikine drug. The lawsuit, filed in the U.S. District Court for the Middle District of Florida, seeks damages and the termination of certain research and clinical studies being conducted by ImmunoRx and Dr. Hadden. From 1984 to 1992, Dr. Hadden consulted with the Company, performed research on Multikine and manufactured Multikine for the Company's head and neck cancer study in Florida.
In early 1993, Dr. Hadden signed a separation agreement with the Company acknowledging the Company's ownership of both Multikine and the research results. The Company has learned that Dr. Hadden and ImmunoRx are apparently making copies of Multikine, in contravention of the separation agreement and the patents covering Multikine, and have begun clinical studies in a foreign country using a copy of Multikine. See "Business Compounds and Processes Licensed to the Company".
                              EXPERTS
         The financial statements as of September 30, 1995 and 1994 and for each of the three years in the period ended September 30, 1995 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
                          INDEMNIFICATION
         The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
                      ADDITIONAL INFORMATION
         The Company has filed with the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20001, a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and such securities, reference is made to the Registration Statement and to the Exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each document may be inspected at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and the Midwest Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60681-2511. Copies may be obtained at the Washington, D.C. office upon payment of the charges prescribed by the Commission.
2259D
         No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus. Any information or representation not contained in this Prospectus must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.
                            TABLE OF CONTENTS

Page Prospectus Summary ...........................................
Glossary of Technical Terms
 .................................. Risk Factors
 ................................................. Dilution
and Comparative Share Data .......................... Use
of Proceeds
 ..............................................
Market Information
 ........................................... Selected
Financial Data ......................................
Management's Discussion and Analysis
 ......................... Business
 .....................................................

Management

 ...................................................

Principal Shareholders

 ....................................... Selling

Shareholders .........................................

Description of Securities

 .................................... Litigation

 ................................................... Legal

Matters ................................................

Experts

 ......................................................

Indemnification

 .............................................. Additional

Information .......................................

Financial Statements

 .........................................





                         210,000 Shares of Common Stock
                              CELSCI CORPORATION








                                   PROSPECTUS
                                 PART II
                 Information Not Required in Prospectus


Item 24. Indemnification of Officers and Directors.

         It is provided by Section 7-l09-l02 of the Colorado Revised Statutes and the Company's Bylaws that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in the best interest of the Company.
Item 25. Other Expenses of Issuance and Distribution.
         SEC Filing Fee                                          $  442
         NASD Filing Fee
652
         Blue Sky Fees and Expenses
1,000
         Printing and Engraving Expenses
         1,000 Legal Fees and Expenses
         25,000
         Accounting Fees and Expenses 5,000 Transfer Agent Fees
         100
        Miscellaneous Expenses

1,806

         TOTAL

$35,000

All expenses other than the S.E.C. and NASD filing fees are

estimated. Item 26. Recent Sales of Unregistered Securities.

         The following information sets forth all securities of the Company which have been sold during the past three years and which securities were not registered under the Securities Act of 1933, as amended.




                          Shares of
          Common     Date of
Security Holder           Stock Sold     Sale
Consideration

Daryl Strahl                  2,431     11/1/93
8,038(1)
Isadore Klausner             25,000     11/1/93
(2)
Private Investors           575,000     6/22/95           $1,150,000
Private Investors           575,000     9/30/95           $1,150,000

         Unless otherwise indicated, the consideration paid for the shares was cash.

 (1) Surrender of options to Company. The options surrendered were valued at $8,038.




                 II-1
(2) Settlement of claim against officer and director. Officer and director was indemnified by Company for this claim. Accordingly, shares were issued directly to Mr. Klausner, the person asserting the claim against the officer and director.
         The sales of the Company's Common Stock described above were exempt transactions under Section 4(2) of the Act as transactions by an issuer not involving a public offering. The shares of Common Stock sold subsequent to February 1995 were also exempt in accordance with Rule 505 of the Securities and Exchange Commission. All of the shares of Common Stock were issued for investment purposes only and without a view to distribution. All of the persons who acquired the foregoing securities were fully informed and advised about matters concerning the Company, including its business, financial affairs and other matters. The purchasers of the Company's Common Stock acquired the securities for their own accounts. The certificates evidencing the securities bear legends stating that they may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. No underwriters were involved with the sale of the shares of Common Stock and no commissions or other forms of remuneration were paid to any person in connection with sales of the Company's securities prior to June 1995. The Company paid a commission of $230,000, a non-accountable expense allowance of $69,000, and issued warrants for the purchase of up to 230,000 shares of Common Stock, to Neidiger/Tucker/Bruner, Inc. in connection with the sale of the securities sold in June and September 1995. All of the shares of Common Stock sold by the Company are "restricted" shares as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission.
Item 27. Exhibits and Financial Statement Schedules
         Exhibits                                     Page Number
1(c)     Form of Common Stock Purchase  Filed with initial
Registration State
         Warrant                        ment.

3(a)     Articles of Incorporation      Incorporated by reference to
Exhibit
                                        3(a) of the Company's combined
                                        Registration Statement on Form
                                        S-1 and Post-Effective
                                        Amendment ("Registration
                                        Statement"), Registration Nos.
                                        2-85547-D and 337531.

                                        Filed with Amendment No. 1 to
                                        this Registration Statement.

(b)     Amended Articles               Incorporated by reference to
Exhibit
                                        3(a) of the Company's
                                        Registration Statement on Form
                                        S-1, Registration Nos. 2-85547-
                                        D and 33-7531.




                 II-2
(c)     Amended Articles               Filed with initial Registration
State-
         (Name change only)             ment (No. 33-34878).
(d)     Bylaws                         Incorporated by reference to
Exhibit
                                        3(b) of the Company's
                                        Registration Statement on Form
                                        S-1, Registration Nos. 2-85547-
                                        D and 33-7531.

4(a)     Specimen copy of               Incorporated by reference to
Exhibit
         Stock Certificate              4(a) of the Company's
Registration
                                        Statement on Form S-1,
                                        Registration Nos. 2-85547-D
                                        and 33-7531.

 (c)     Form of Common Stock           Incorporated by reference to
Exhibit
         Purchase Warrant               4(c) filed as an exhibit to
the
                                        Company's Registration
                                        Statement on Form S-1
                                        (Registration No. 33-43281).

5.       Opinion of Counsel

10(a)    Purchase Agreement             Incorporated by reference to
Exhibit
         dated April 21, 1986           10(a) of the Company's
Registration
         with Alpha I Biomedical
Statement on Form S-1, Registration

Nos. 2-85547-D and 33-7531.

 (b)     Agreement with Sittona
Incorporated by reference to Exhibit
         Company B.V. dated
10(c) of the Company's Registration
         May 3, 1983
Statement on Form S-1, Registration

Nos. 2-85547-D and 33-7531.

(c)     Addendum effective May 3,
Incorporated by reference to Exhibit
         1983 to Licensing Agree-
10(e) of the Company's Registration
         ment with Sittona Company,
Statement on Form S-1, Registration
         B.V.
Nos. 2-85547-D and 33-7531.

(d)     Addendum effective October
         Incorporated by reference to
         Exhibit 13, 1989 to Licensing
         Agree-  10(d) of Company's
         Annual Report on ment with
         Sittona Company,         Form 10-
         K for the year ended September
         B.V.
30, 1989.

10(e)    Employment Agreement with     Filed with Amendment Number 1
to the
         Geert Kersten                 Company's Registration
Statement on
                                       Form S-1 (Commission File
                                       Number 3343281).

10(g)    Agreement between Viral
Filed with Amendment Number 2 to the
         Technologies, Inc. and
Company's Registration Statement on
         Nippon Zeon Co., Ltd.
Form S-1 (Commission File Number 33-


90230).

23(a)    Consent of Hart & Trinen

















                 II-3
  (b)    Consent of Deloitte &
         Touche LLP

24.      Power of Attorney

Included as part of signature page.

Item 28. Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.




              (i) To include any Prospectus required by Section l0(a)(3) of the Securities Act of l933;




              (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter.




         (2) That, for the purpose of determining any liability under the Securities Act of l933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.




      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of l933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                 II-4
           POWER OF ATTORNEY
         The registrant and each person whose signature appears below hereby authorizes the agent for service named in this Registration Statement, with full power to act alone, to file one or more amendments (including posteffective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as such agent for service deems appropriate, and the Registrant and each such person hereby appoints such agent for service as attorney-in-fact, with full power to act alone, to execute in the name and in behalf of the Registrant and any such person, individually and in each capacity stated below, any such amendments to this Registration Statement.
              SIGNATURES
         Pursuant to the requirements of the Securities Act of l933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, State of Virginia, on the 16th day of August, 1996.
                                       CEL-SCI CORPORATION
                                       By: /s/ Maximilian de Clara
                                          MAXIMILIAN DE CLARA,
                                          PRESIDENT

         Pursuant to the requirements of the Securities Act of l933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                            Title                    Date

/s/ Maximilian de Clara       Director and Principal   August 16, 1996
MAXIMILIAN DE CLARA           Executive Officer

/s/ Geert R. Kersten          Director, Principal      August 16, 1996
GEERT R. KERSTEN              Financial Officer
          and Chief Executive
                              Officer

                              Director                 August 16, 1996
MARK V. SORESI

                              Director                 August 16, 1996
F. DONALD HUDSON

/s/ Edwin A. Shalloway        Director                 August 16, 1996
EDWIN A. SHALLOWAY